Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

FORTUNE BRANDS, INC.,

BRIGHTSTAR ACQUISITION, LLC

AND

SBR, INC.

DATED AS OF FEBRUARY 9, 2006

i

GLOSSARY OF DEFINED TERMS

Acquisition Proposal	Section 6.2(d)(i)
Action	Section 10.14
Actual Adjustment	Section 4.8
Adjusted Exchange Ratio	Section 4.1(a)(iii)
Adjustment Certificate	Section 4.8
Adjustment Holdback	Section 4.8
Affiliate Notes	Section 10.14
Affiliate	Section 10.14
Aggregate Stock Election Shares	Section 4.1(a)(iii)
Agreement	Introduction
Ancillary Lease Documents	Section 5.1(q)(iii)
Assumed Share Value	Section 10.14
Audited Balance Sheets	Section 5.1(e)
Audited Financial Statements	Section 5.1
Audited Statements	Section 5.1(e)
Authorized Representatives	Section 6.4
Beneficially Own	Section 10.14
Business Day	Section 10.14
Cash Election Exchange Ratio	Section 4.1(a)(iv)
Cash Election Share	Section 4.1(a)(i)
Cash Election	Section 4.1(a)(i)
Cash	Section 10.14
Certificates	Section 4.2(d)
Class A Common Shares	Recitals
Class B Common Shares	Section 10.14
Closing	Section 1.2
Closing Date	Section 1.2
Code	Recitals
Collective Bargaining Agreements	Section 5.1(k)
Common Shares Trust	Section 4.4(b)
Company	Introduction
Company Acquisition Transaction	Section 6.2(d)(ii)
Company Common Shares	Section 10.14
Company Intellectual Property	Section 10.14
Company IP Agreements	Section 10.14
Company Purchase Right	Section 4.1(b)
Company Purchase Plans	Section 5.1(c)
Company Software	Section 10.14
Confidentiality Agreement	Section 6.4
Consents	Section 7.2(d)
Continuing Conditions	Section 9.4 (c)
Control	Section 10.14
Controlled Group	Section 10.14

DGCL	Recitals
Disclosure Schedules	Section 5.1
Dissenting Shares	Section 4.1(c)
Effective Time	Section 1.3
Electing Stockholder	Section 4.3(a)
Election Deadline	Section 4.2(b)
Election Form	Section 4.2(a)
Election Form Record Date	Section 4.2(a)
Employee Benefit Plan	Section 10.14
Employee Pension Benefit Plan	Section 10.14
Employee Welfare Benefit Plan	Section 10.14
Environmental Claim	Section 10.14
Environmental Law(s)	Section 10.14
Environmental Permit	Section 10.14
ERISA	Section 10.14
Escrow Agreement	Section 10.14
Escrowed Merger Consideration	Section 4.3(h)
Estimated Adjustments	Section 4.7
Excess Shares	Section 4.4(a)
Exchange Act	Section 10.14
Exchange Agent	Section 4.3(a)
Exchange Ratio	Section 10.14
Filings	Section 7.2(d)
Financial Statements	Section 5.1(e)
Form S-4	Section 6.3(a)
Fully-Diluted Company Common Shares	Section 10.14
Fully-Diluted Stockholder	Section 10.14
GAAP	Section 10.14
Governmental Authority	Section 10.14
Governmental Order	Section 10.14
Hazardous Material	Section 10.14
Hazardous Substance(s)	Section 10.14
Holders Representative	Section 11.1
HSR Act	Section 10.14
ILLCA	Recitals
Illinois Articles of Merger	Section 1.3
Improvements	Section 5.1(q)(ii)
Indebtedness	Schedule 10.14
Indemnified Party	Section 8.4
Indemnity Escrow	Section 4.9
Intellectual Property	Section 10.14
Inventories	Section 10.14
IRS	Section 10.14
Law	Section 10.14
Leased Real Property	Section 10.14
Leases	Section 5.1(q)(iii)

v

Letter of Intent	Section 10.14
Letter of Transmittal	Section 4.2(b)
Liability/Liabilities	Section 10.14
Licenses	Section 5.1(n)
Lien	Section 10.14
Losses	Section 10.14
Mailing Date	Section 4.2(a)
Material Adverse Effect.	Section 10.14
Merger Consideration	Section 10.14
Merger Consideration	Section 10.14
Merger Sub	Introduction
Merger	Recitals
Net Indebtedness	Section 10.14
No Election Shares	Section 4.2(b)
Non-Escrowed Merger Consideration	Section 10.14
NYSE	Section 4.4(a)
Option Agreements	Section 10.14
Ordinary Course of Business	Section 10.14
Outside Date	Section 9.2(a)
Owned Real Property	Section 10.14
Parent	Introduction
Parent Disclosure Schedules	Section 5.2
Parent Financial Statements	Section 5.2(d)
Parent Indemnified Parties	Section 8.2
Parent Material Adverse Effect	Section 10.14
Parent SEC Reports	Section 5.2(d)
Parent Shares	Section 4.1(a)
Parties	Introduction
Per Share Cash Election Consideration	Section 10.14
Per Share Stock Election Consideration	Section 4.1(a)(ii)
Permitted Liens	Section 10.14
Person	Section 10.14
Principal Stockholders	Recitals
Prohibited Transaction	Section 10.14
Proxy Statement	Section 6.3(a)
Real Estate Disposition	Section 10.14
Real Property	Section 10.14
Receivables	Section 10.14
Recent Financial Statements	Section 5.1(e)
Registered Intellectual Property	Section 10.14
Release	Section 10.14
Remedial Action	Section 10.14
Representative	Section 6.2(b)
Restraints	Section 7.1(a)
Scheduled Contract	Section 5.1(m)
SEC	Section 10.14

Securities Act	Section 10.14
Senior Subordinated Notes	Section 10.14
Software	Section 10.14
Stock Election Share	Section 4.1(a)(ii)
Stock Election	Section 4.1(a)(ii)
Stockholder Indemnified Parties	Section 8.3
Stockholders Meeting	Section 6.3(c)
Subsidiary	Section 10.14
Success Payments	Section 10.14
Surviving Entity	Section 1.1
Tax	Section 5.1(p)
Tax Return	Section 10.14
Threshold	Section 8.2
Title Reports	Section 5.1(q)(i)
Transaction Costs	Section 10.14
Unregistered Intellectual Property	Section 10.14
Voting Agreements	Recitals
West Virginia Articles of Merger	Section 1.3
Woodcraft Entities	Section 5.1
WVBCA	Recitals

vii

EXHIBITS

Exhibit A	—	Form of Voting Agreements
Exhibit B	—	Form of Letter of Transmittal
Exhibit C	—	Form of Escrow Agreement
Exhibit D	—	Form of Opinion of Company Counsel
Exhibit E	—	Form of Withholding Certificate

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 9, 2006, by and among Fortune Brands, Inc., a Delaware corporation (“Parent”), Brightstar Acquisition, LLC, an Illinois limited liability company and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and SBR, Inc., a West Virginia corporation (the “Company”), and Holders Representative. Parent, Merger Sub, the Company and, solely with respect to Articles X and XI, the Holders Representative, are referred to collectively herein as the “Parties”.

RECITALS

WHEREAS, the Board of Directors of each of Parent and the Company have (i) determined that it is in the best interests of their respective corporations and their respective stockholders that the Parties consummate the business combination transaction provided for herein in which Merger Sub will merge with and into the Company with the Company continuing as the surviving corporation (the “Merger”) and (ii) approved this Agreement in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), in the case of Parent and the West Virginia Business Corporation Act, as amended (the “WVBCA”), in the case of Company;

WHEREAS, the sole member of Merger Sub has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken in accordance with the requirements of the Illinois Limited Liability Company Act, as amended (the “ILLCA”) and the operating agreement of Merger Sub;

WHEREAS, the Parties intend the Merger and the Subsequent Merger (as defined below) to constitute a “reorganization” within the meaning of Section 368(a) of the Code; and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, as a condition and an inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent is entering into voting agreements in the form attached hereto as Exhibit A (the “Voting Agreements”) with the Persons identified on Annex I hereto who own in excess of 58% of the issued and outstanding Company Common Shares (collectively, the “Principal Stockholders”) pursuant to which the Principal Stockholders have agreed to vote all of the shares of Class A common stock of the Company, par value $0.10 per share (the “Class A Common Shares”) and Class B Common Shares, if any, owned by the Principal Stockholders of record and beneficially, in favor of the adoption of this Agreement and approval of the transactions contemplated hereby to be performed by the Company;

NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements set forth herein, the Parties hereby agree as follows:

ARTICLE I

THE ACQUISITION AND THE MERGER; EFFECTIVE TIME; CLOSING

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ILLCA and the WVBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving corporation and shall succeed to and assume all the rights and obligations of Merger Sub in accordance with the ILLCA and the WVBCA. The Company, as the surviving entity after the consummation of the Merger, is sometimes hereinafter referred to as the “Surviving Entity.”

1.2 Closing. Unless this Agreement shall have been terminated and the transactions contemplated herein shall have been abandoned pursuant to Article IX, the closing of the Merger (the “Closing”) shall take place at 10:00 a.m., local time, at the offices of counsel for Parent on the tenth Business Day following delivery by Parent of the written notice to Holders’ Representative pursuant to Section 9.4(c); provided all of the Continuing Conditions (excluding conditions that, by their nature, cannot be satisfied until the Closing Date) set forth in Article VII have been satisfied or waived (subject to applicable law), or such other date, time or place as is agreed to in writing by the Parties (the actual time and date of the Closing being referred to herein as the “Closing Date”).

1.3 Effective Time. Subject to the provisions of this Agreement, the Parties shall cause the Merger to be consummated by filing the articles of merger of Merger Sub with the Secretary of State of the State of Illinois (the “Illinois Articles of Merger”) and articles of merger of the Company, with the Secretary of State of the State of West Virginia (the “West Virginia Articles of Merger”), in such form as reasonably agreed to by the parties and, in any event, as required by, and executed in accordance with, the relevant provisions of the ILLCA and the WVBCA, as soon as practicable on or before the Closing Date. The Merger shall become effective on the Closing Date or such later date if required by law (the date and time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

1.4 Effect of the Merger. At and after the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the ILLCA and the WVBCA. Without limiting the generality of the foregoing, and subject thereto, and except as otherwise specifically provided herein, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE II

ORGANIZATIONAL DOCUMENTS OF THE SURVIVING ENTITY

2.1 Articles of Incorporation. At and after the Effective Time, and without any further action on the part of the Company and Merger Sub, the articles of incorporation of the Company shall be the articles of incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable law.

2.2 By-laws. At the Effective Time, and without any further action on the part of the Company and Merger Sub, the by-laws of the Company shall be the by-laws of the Surviving Entity, until thereafter changed or amended as provided therein or by applicable law.

ARTICLE III

DIRECTORS AND OFFICERS OF

THE SURVIVING ENTITY

3.1 Managers of the Surviving Entity. The directors of the Surviving Entity, as of the Effective Time, will be the managers of Merger Sub as of the Effective Time.

3.2 Officers of the Surviving Entity. The officers of the Surviving Entity, as of the Effective Time, will be the officers of Merger Sub as of the Effective Time.

ARTICLE IV

MERGER CONSIDERATION; CONVERSION OR

CANCELLATION OF SHARES IN THE MERGER

4.1 Effect of the Merger on the Shares.

(a) Conversion of the Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (excluding any Company Common Share described in Section 4.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive the following consideration:

(i) Subject to clause (iv) below, each Company Common Share with respect to which an election to receive cash (a “Cash Election”) has been effectively made and not revoked or lost pursuant to Section 4.2 (each, a “Cash Election Share”), and each No Election Share with respect to any applicable Company Common Share, shall be converted into the right to receive the Per Share Cash Election Consideration.

(ii) Subject to clause (iii) below, each Company Common Share with respect to which an election to receive stock consideration (a “Stock Election”) is properly made and not revoked or lost pursuant to Section 4.2 (each, a “Stock Election Share”) shall be converted into the right to receive a number of validly issued, fully paid and non-assessable shares of common stock of Parent, par value $3.125 per share (“Parent Shares”) equal to the Exchange Ratio (together with any cash in lieu of fractional Parent Shares to be paid pursuant to Section 4.4, the “Per Share Stock Election Consideration”).

(iii) Notwithstanding anything in this Agreement to the contrary, in the event that the sum of (A) the aggregate number of Stock Election Shares (excluding Stock Election Shares held by Tres Investment Company and S. Byrl Ross Enterprises, Inc.) plus (B) the Related Pro Forma Stock Election Shares (collectively, the “Aggregate Stock Election Shares”), exceeds 5,474,420, then, without any further action of the parties hereto, each Stock Election Share (excluding Stock Election Shares held by Tres Investment Company and S. Byrl Ross Enterprises, Inc.) shall be converted into a right to receive (A) a number of validly issued, fully paid and non-assessable Parent Shares (the “Adjusted Exchange Ratio”) equal to (1) the Exchange Ratio minus (2) (x) the difference between (i) the Aggregate Stock Election Shares minus (ii) 5,474,420 times (y) the Exchange Ratio divided by (z) the Aggregate Stock Election Shares, and (B) an amount of cash equal to (1) the Per Share Cash Election Consideration minus (2) the product of (x) the Adjusted Exchange Ratio times (y) the Assumed Share Value. Notwithstanding anything in this Agreement to the contrary, in no event shall the Stock Election Shares held by Tres Investment Company or S. Byrl Ross Enterprises, Inc. be subject to the foregoing adjustment.

(iv) Notwithstanding anything in this Agreement to the contrary, in the event that the Aggregate Stock Election Shares is less than 3,864,296, then, without any further action by the parties hereto, each Cash Election Share and each No Election Share shall be converted into a right to receive (A) a number of validly issued fully paid and non-assessable Parent Shares (the “Cash Election Exchange Ratio”) equal to (1) the difference between (x) 3,864,296 minus (y) the Aggregate Stock Election Shares times (2) the Exchange Ratio times (3) the Merger Cash Percentage divided by (3) the aggregate number of Cash Election Shares and No Election Shares, and (B) an amount of cash equal to the difference between (1) the Per Share Cash Election Consideration minus (2) the product of (x) the Cash Election Exchange Ratio times (y) the Assumed Share Value.

(b) Conversion of Company Purchase Rights. Prior to the Effective Time, the Company’s Board of Directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions necessary to (i) provide for the cancellation or exercise, effective at the Effective Time, of all the outstanding options, warrants, subscription rights, conversion rights, purchase rights or any other right that grants the holder thereof the right to receive or purchase Company Common Shares, whether or not exercisable and whether or not vested (each, a “Company Purchase Rights”) without any payment therefor except as otherwise provided in this Section 4.1(b), and (ii) terminate the Company Purchase Plans as of the Effective Time. Each Company Purchase Right, to the extent unexercised as of the Effective Time (excluding any Company Purchase Right described in Section 4.1(d)), shall, by virtue of the Merger and without any action on the part of the holder thereof no longer be exercisable and, upon execution of a termination and waiver letter in form reasonably satisfactory to Parent, shall be converted into the right to receive the following consideration in cancellation and settlement therefor:

(i) Each Company Purchase Right Share for which a Cash Election has been effectively made and not revoked or lost pursuant to Section 4.2, and each No Election Share with respect to any applicable Company Purchase Rights Share, shall be converted into the right to receive a payment equal to the excess, if any, of the Per Share Cash Election Consideration (subject to adjustment pursuant to Section 4.1(a)(iii) and (iv) above) over the exercise (or unpaid portion of the purchase) price per Company Common Share subject to such Company Purchase Right.

(ii) Each Company Purchase Right Share for which a Stock Election was made and not revoked or lost pursuant to Section 4.2 shall be converted into a number of Parent Shares calculated pursuant to Section 4.1(a)(ii) (subject to adjustment pursuant to Section 4.1(a)(iii) and (iv) above); provided, however, that for purposes of the calculation of the Exchange Ratio or the Adjusted Exchange Ratio, as applicable, the “Per Share Cash Election Consideration” shall be deemed to be the excess, if any, of the Per Share Cash Election Consideration over the exercise (or unpaid portion of the purchase) price per Company Common Share subject to such Company Purchase Right.

(c) Conversion of Merger Sub Common Stock. At the Effective Time, each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any further action on the part of the holder thereof be converted into and become one validly issued, fully paid and non-assessable share of common stock, no par value of the Surviving Entity.

(d) Dissenting Shares. To the extent that holders thereof are entitled to appraisal rights under Section 31D-13-1302 of the WVBCA, Company Common Shares issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected such holder’s demand for appraisal rights under Section 31D-13-1323 of the WVBCA (the “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration, but the holders of Dissenting Shares shall be entitled to receive from the Surviving Entity such consideration as shall be determined pursuant to Section 31D-13-1324 of the WVBCA; provided, however, that if any such holder shall have failed to perfect or shall effectively withdraw or lose such holder’s right to appraisal and payment under the WVBCA, each of such holder’s Company Common Shares shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, upon surrender of the certificate formerly representing such

Company Common Shares and such shares shall not be deemed to be Dissenting Shares.

4.2 Election Procedures.

(a) An election form and other appropriate and customary transmittal materials in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the “Election Form”) shall be mailed together with the Proxy Statement and the Form S-4 or at such other time as the Company and Parent may agree (the “Mailing Date”) to each holder of record of Company Common Shares as of the close of business on the record date for notice of the Stockholders Meeting (the “Election Form Record Date”) and to each holder of Company Purchase Rights as of the Mailing Date.

(b) Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Dissenting Shares, to specify (i) the number of such holder’s Company Common Shares and Company Purchase Rights Shares with respect to which such holder elects to receive the Per Share Stock Election Consideration, (ii) the number of such holder’s Company Common Shares and Company Purchase Rights Shares with respect to which such holder elects to receive the Per Share Cash Consideration, or (iii) that such holder makes no election with respect to such holder’s Company Common Shares and Company Purchase Rights Shares (the “No Election Shares”). Any Company Common Shares and Company Purchase Rights Shares with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the twentieth Business Day following the Mailing Date (or such other time and date as Parent and the Company shall agree) (the “Election Deadline”) (other than any Company Common Shares and Company Purchase Rights Shares that constitute Dissenting Shares as of such time) shall also be deemed to be No Election Shares.

(c) Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Shares or Company Purchase Rights Shares between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

(d) Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. Any Election Form may be revoked or changed by the Person submitting such Election Form, by written notice received by the Exchange Agent prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the Company Common Shares and Company Purchase Rights Shares represented by such Election Form shall become No Election Shares, except to the extent (if any) a subsequent election is properly made with respect to any or all of such Company Common Shares and Company Purchase Rights Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. With respect to any Election Form received by the Escrow Agent no later than three (3) Business Days prior to the Election Deadline, the Company, and the Exchange Agent shall exercise reasonable diligence to notify any Person of any defect in such Election Form, and each such Person shall be permitted to correct any such defect or defects in the Election Form prior to the Election Deadline.

4.3 Surrender and Payment; Exchange of Certificates.

(a) Prior to the Effective Time, Parent shall appoint The Bank of New York or such other exchange agent acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging Certificates representing Company Common Shares (“Certificates”) for the Merger Consideration. Parent will make available to the Exchange Agent, as needed, (i) an aggregate amount of cash equal to the product of (A) the aggregate Cash Election Shares times (B) the Per Share Cash Election Consideration to be delivered in respect of the Fully-Diluted Company Common Shares (as adjusted pursuant to Section 4.1(a)(ii)) and (ii) the Escrowed Merger Consideration to be held in accordance with the terms of the Escrow Agreement. To the extent not received prior to the Effective Time, promptly thereafter, Parent will send, or will cause the Exchange Agent to send, to each Fully-Diluted Stockholder as of the Effective Time (other than any holder which has previously and properly surrendered all of its Certificates(s) to the Exchange Agent in accordance with Section 4.2 (each, an “Electing Stockholder”)), a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) in such form as the Company and Parent may reasonably agree, for use in effecting delivery of such Fully-Diluted Company Common Shares to the Exchange Agent.

(b) Each Fully-Diluted Company Common Share that has been converted into a right to receive the Merger Consideration, upon (i) with respect to any Electing Stockholder, completion of the calculations required by Section 4.1(a) or (ii) with respect to any holder that is not an Electing Stockholder, surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, will be entitled to receive (A) one or more Parent Shares (which shall be in non-certificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of Parent Shares, if any, that such holder has the right to receive pursuant to Section 4.1(a) and (B) a check or wire transfer to an account designated by any Fully Diluted Stockholder in the amount equal to the cash portion of the Merger

Consideration, if any, that such holder has the right to receive pursuant to Section 4.1(a) and this Section 4.3, including cash payable in lieu of fractional shares pursuant to Section 4.4 and dividends and other distributions pursuant to Section 4.3(f). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. Until so surrendered, each such Certificate shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration.

(c) If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d) After the Effective Time, there shall be no further registration of transfers of Company Common Shares or Company Purchase Rights. If, after the Effective Time, Certificates are presented to the Exchange Agent, the Surviving Entity or the Parent, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article IV.

(e) Any portion of the Merger Consideration (other than the Escrowed Merger Consideration) made available to the Exchange Agent pursuant to Section 4.1(a) that remains unclaimed by the Fully-Diluted Stockholders one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged his Company Common Shares for the Merger Consideration in accordance with this Section 4.3 prior to that time shall thereafter look only to Parent for delivery of the Merger Consideration in respect of such holder’s shares. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares for any Merger Consideration delivered to a public official pursuant to applicable abandoned property laws. Any Merger Consideration remaining unclaimed by Fully-Diluted Stockholders five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any governmental entity) shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

(f) No dividends or other distributions with respect to Parent Shares issued in the Merger shall be paid to the holder of any unsurrendered Certificates until such Certificates are surrendered as provided in this Section 4.3. Following such surrender, there shall be paid, without interest, to the record holder of the Parent Shares issued in exchange therefor (i) at the time of such surrender, all dividends and other distributions payable in respect of such Parent Shares with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such Parent Shares with a record date after the Effective Time but with a payment date subsequent to such surrender. For purposes of dividends or other distributions in respect of Parent Shares, all Parent Shares to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if issued and outstanding as of the Effective Time.

(g) Any portion of the Merger Consideration deposited with the Exchange Agent pursuant to this Section 4.3 to pay for Company Common Shares for which appraisal rights shall have been perfected shall be returned to Parent, upon demand.

(h) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent shall not pay to the Fully-Diluted Stockholders an aggregate amount of the Merger Consideration equal to (i) the Indemnity Escrow plus (ii) the Adjustment Holdback until such time as such amounts are distributable pursuant to the Escrow Agreement (the “Escrowed Merger Consideration”).

4.4 Fractional Shares.

(a) No fractional Parent Shares shall be issued in the Merger, but in lieu thereof each Fully-Diluted Stockholder otherwise entitled to a fractional Parent Share will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 4.4, a cash payment in lieu of such fractional Parent Share representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent in one or more transactions of Parent Shares equal to the excess of (x) the aggregate number of Parent Shares to be issued by Parent pursuant to the terms of this Agreement over (y) the aggregate number of whole Parent Shares to be distributed to the holders of Fully-Diluted Company Common Shares hereunder (such excess being herein called the “Excess Shares”). The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares. As soon as practicable after the Effective Time, the Exchange Agent, as agent for the holders of the Certificates representing Company Common Shares, shall sell the Excess Shares at then prevailing prices on the New York Stock Exchange (“NYSE”) in the manner provided in the following paragraph.

(b) The sale of the Excess Shares by the Exchange Agent, as agent for the holders that would otherwise receive fractional shares, shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. The compensation payable to the Exchange Agent and the expenses incurred by the Exchange Agent, in each case, in connection with such sale or sales of the Excess Shares, and all related commissions, transfer taxes and other out-of-pocket transaction costs, will be paid by the Surviving Entity out of its own funds and will not be paid directly or indirectly by Parent, nor charged against Fully Diluted Stockholders. Until the proceeds of such sale or sales have been distributed to the Fully-Diluted Stockholders, the Exchange Agent shall hold such proceeds in trust for the Fully-Diluted Stockholders (the “Common Shares Trust”). The Exchange Agent shall determine the portion of the Common Shares Trust to which each Fully-Diluted Stockholder shall be entitled, if any, by multiplying the amount of the aggregate proceeds comprising the Common Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such Fully-Diluted Stockholder would otherwise be entitled and the denominator of which is the aggregate amount of fractional share interests to which all Fully-Diluted Stockholders would otherwise be entitled.

(c) As soon as practicable after the determination of the amount of cash, if any, to be paid to Fully-Diluted Stockholders in lieu of any fractional Parent Shares, the Exchange Agent shall pay such amounts to such Fully-Diluted Stockholders without interest, subject to and in accordance with Section 4.3.

4.5 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Surviving Entity, the posting by such Person of a bond, in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration to be paid in respect of the Company Common Shares represented by such Certificate as contemplated by this Article IV.

4.6 Withholding Rights. Each of the Surviving Entity and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article IV such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any Law relating to Taxes. To the extent that amounts are so deducted or withheld by the Surviving Entity or Parent, as the case may be, and paid over to the applicable governmental entity, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Fully-Diluted Stockholders in respect of which such deduction and withholding was made by the Surviving Entity or Parent, as the case may be.

4.7 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, as applicable, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

4.8 Adjustment Holdback.

(a) At least three (3) Business Days prior to the Closing Date, the Chief Financial Officer of the Company shall prepare and deliver a certificate (the “Adjustment Certificate”) to Parent setting forth the Company’s estimated calculation of Net Indebtedness and Transaction Costs as of the Effective Time. Such calculation shall be prepared in accordance with GAAP and on a basis using the same methods, principles, practices and policies used in the preparation of the Financial Statements and shall be acceptable to Parent in its sole discretion. The aggregate amounts set forth in such Adjustment Certificate are hereafter referred to as the “Estimated Adjustments.” At Closing, an aggregate amount equal to the sum of $5,000,000 in cash (the “Adjustment Holdback”), shall be deducted from the Merger Consideration otherwise to be paid by the Exchange Agent to the Fully-Diluted Stockholders pursuant to Section 4.3. For the avoidance of doubt, each Fully-Diluted Stockholder shall only be obligated to contribute such Fully-Diluted Stockholder’s pro rata portion (based on the Fully-Diluted Company Common Shares) of the Merger Consideration to the Adjustment Holdback.

(b) Within fifteen (15) days following the Closing Date, Parent shall prepare and deliver to the Holders Representative a certificate setting forth Parent’s calculation of Net Indebtedness and Transaction Costs. Such calculation shall be prepared in accordance with GAAP using the same methods, principles, practices and policies as was required to be used in the preparation of the Estimated Adjustments. The aggregate amounts set forth in such certificate are hereafter referred to as the “Actual Adjustments.” Within ten (10) days of receipt of the Parent’s calculation of the Actual Adjustments, the Holders Representative may provide notice that it disagrees with the Parent’s calculation of the Actual Adjustments. If such notice is delivered, Parent and the Holders Representative shall have ten (10) days from the delivery of the notice to agree on the Actual Adjustments. If the Parent and Holder Representative do not agree, then the matter shall be submitted to an independent nationally recognized accounting firm selected in writing by Parent and Holder Representative who shall make a final determination of the Actual Adjustments within thirty (30) days of submission of the matter to it.

(c) In the event the Actual Adjustments exceed the Estimated Adjustments, the Holders Representative and Parent shall promptly direct the Exchange Agent to disburse an aggregate amount of the Adjustment Holdback equal to such excess to Parent in accordance with the terms of the Escrow Agreement; provided, in the event such difference is in excess of the Adjustment Holdback, such excess shall first be deducted from the Indemnity Escrow. In the event the Estimated Adjustments exceed the Actual Adjustments, Parent shall promptly pay to the Exchange Agent an amount in cash equal to such excess and direct the Exchange Agent to disburse such excess amount and the Adjustment

Holdback to the Fully-Diluted Stockholders in accordance with Sections 4.10(b) and pursuant to the Escrow Agreement; provided, however, Parent shall pay such excess amount (i) with respect to the initial $3,000,000 (the “Initial Excess”) of such excess amount, in cash and (ii) with respect to such excess amounts in excess of $3,000,000 (the “Extra Excess”), in the form of an aggregate amount of Parent Shares equal to (x) the Extra Excess divided by (y) the Assumed Share Value; provided, further, however, if the Merger Consideration is less than $430,000,000, the Initial Excess shall not be paid in cash, but shall be paid in the form of an aggregate amount of Parent Shares equal to (i) the amount of the Initial Excess divided by (ii) the Assumed Share Value. In no event shall any payment pursuant to the prior sentence be made in cash to the extent it would cause the ratio of (i) the value of the shares received as a result of Stock Elections (other than by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) pursuant to Section 4.1(a)(ii) or Section 4.11 based on the Assumed Share Value over (ii) the sum of the Merger Consideration plus the cash to be otherwise paid pursuant to the prior sentence to be less than .42.

(d) The remaining amount of the Adjustment Holdback, if any, after payment to Parent pursuant to Section 4.8(c) shall be disbursed by the Exchange Agent in accordance with Section 4.10(b) and pursuant to the terms of the Escrow Agreement.

4.9 Indemnity Escrow. At Closing, an aggregate amount equal to the sum of $10,000,000 in cash (the “Indemnity Escrow”), shall be deducted from the Merger Consideration otherwise to be paid by the Exchange Agent to the Fully-Diluted Stockholders pursuant to Section 4.3. The Indemnity Escrow shall be disbursed by the Exchange Agent in accordance with Section 4.10(b) and pursuant to the terms of the Escrow Agreement. For the avoidance of doubt, each Fully-diluted Stockholder shall only be obligated to contribute such Fully-Diluted Stockholder’s pro rata portion (based on the Fully-Diluted Company Common Shares) of the Merger Consideration to the Indemnity Escrow.

4.10 Escrowed Merger Consideration.

(a) Notwithstanding anything in this Agreement to the contrary, the Exchange Agent shall not pay to the Fully-Diluted Stockholders that portion of the Merger Consideration to be deposited in the Indemnity Escrow or the Adjustment Holdback until such time as such amounts are distributable pursuant to the Escrow Agreement.

(b) The amount of any distributions or payments to be made to, or on behalf of, a Fully-Diluted Stockholder from the Indemnity Escrow or the Adjustment Holdback pursuant to the terms of the Escrow Agreement will be determined based on the percentage ownership (calculated on a fully-diluted basis) of Company Common Shares and Company Purchase Rights Shares owned by such Fully-Diluted Stockholder immediately prior to the Effective Time.

4.11 Stock Election. Notwithstanding anything else in this Agreement to the contrary, in the event that the aggregate number of Company Common Shares to be exchanged for Parent Shares upon receipt of the Stock Elections pursuant to Section 4.1(a)(ii) of this Agreement is less than 2,750,000 (excluding for this purpose any Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company), then, upon delivery of written notice by the Parent to each Principal Stockholder (the “Notice”), each Principal Stockholder shall be deemed, without any further action by such Principal Stockholder and notwithstanding any prior election, to have made a Stock Election under this Agreement with respect to an aggregate number of Shares Beneficially Owned (the “Additional Share Amount”) by such Principal Stockholder such that the aggregate number of Company Common Shares to be exchanged for Parent Shares pursuant to an election under Section 4.11(a)(ii) (excluding Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) will equal 2,750,000 (after giving effect to each other Voting Agreement executed by a Principal Stockholder thereunder); provided, that each Principal Stockholder shall be allocated an aggregate amount of Additional Share Amounts based on the aggregate number of Shares Beneficially Owned by such Principal Stockholder immediately prior to the Effective Time as compared to the aggregate number of Shares Beneficially Owned by all Principal Stockholders (excluding for this purpose Company Common Shares owned by S. Byrl Ross Enterprises, Inc. and Tres Investment Company) subject to Voting Agreements, subject to rounding to the nearest whole number. The Notice to be delivered by Parent shall set forth the Additional Share Amount for the Stockholder and each other Principal Stockholder subject to Voting Agreements.

4.12 Continuity of Interest. This Agreement is intended to meet the requirements of Treasury Regulation section 1.368-1(e) (including Treasury Regulation section 1.368-1(e)(2)(iii)(B)) and shall be interpreted in a manner consistent therewith, such that in no event shall the number of Company Common Shares (included for purposes of “continuity of interest” within the meaning of Treasury Regulation section 1.368(a)-1(e)) exchanged for Parent Shares (based on the fair market value of Parent Shares on the day before the date hereof) constitute less than 41% of the proprietary interests in the Company.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1 Representations and Warranties of the Company. The Company hereby represents and warrants to Parent and Merger Sub (except as specifically set forth in the corresponding section of the disclosure schedules attached hereto (the “Disclosure Schedules”), and except as otherwise expressly stated herein, the term “Subsidiaries” shall not include Woodcraft Supply Corp., Woodcraft Franchise Corp. or Dovetail Media, Inc. (collectively the “Woodcraft Entities”)) as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, as of the Closing Date, as follows:

(a) Incorporation; Qualification and Corporate Power. Each of the Company and its Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Schedule 5.1(a) lists each such jurisdiction in which the Company and its Subsidiaries are duly organized and validly existing and in good standing and duly qualified to transact business. Each of the Company and its Subsidiaries (i) has all requisite power and authority (corporate or otherwise) and all licenses, permits and authorizations necessary to carry on its business as it is now being conducted and as it proposes to conduct and to own its properties and assets; and (ii) is in good standing and is duly qualified to transact business in each jurisdiction in which the nature of property owned or leased by it or the conduct of its business requires it to be so qualified, except where the failure to be in good standing or to be duly qualified to transact business, would not, individually or in the aggregate, have a Material Adverse Effect. True, correct and complete copies of the charter and by-laws (or other constituent documents) of the Company and its Subsidiaries in effect on the date hereof have been delivered to the Parent. Copies of the minute books, stock certificate books and the stock ledgers (or similar records) of the Company and its Subsidiaries have been delivered to the Parent and are true, correct and complete.

(b) Authorization; No Conflicts and Enforceability. The Company has full corporate power to execute and deliver this Agreement and to perform its obligations hereunder and, subject to the approval of the Merger by the stockholders of the Company in accordance with the WVBCA, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of the Company’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate proceedings on the part of the Company and its Board of Directors and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than the approval of the Merger by the stockholders of the Company in accordance with the WVBCA). Assuming approval of the Merger by the Company stockholders, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (i) violate any provision of the Company’s articles of incorporation or by-laws, (ii) violate any provision of any charter or by-laws or similar organizational instrument of any Subsidiary of the Company, (iii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of the Company Common Shares or any of the Company’s or any of its Subsidiaries’ assets or properties pursuant to, any Lien, contract, lease, agreement, instrument, order, arbitration award, judgment or decree to which the Company or any of the Company’s Subsidiaries is a party or by which any of them is bound, (iv) except as specifically contemplated herein, require any consent, approval, authorization or permit of, or registration or filing with or notification to, any Governmental Authority, except (A) in connection with the applicable requirements of the HSR Act or (B) the filing of the applicable certificates evidencing the Merger pursuant to the WVBCA and appropriate documents with the relevant authorities of other states in which the Company or its Subsidiaries are authorized to do business, (v) cause the suspension or revocation of any authorizations, consents, approvals or licenses currently in effect; or (vi) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in this Section 5.1(b) are duly and timely obtained or made and the approval of the Merger by the stockholders of the Company in accordance with the WVBCA has been obtained, violate any Governmental Order or Law applicable to the Company or its Subsidiaries or to any of their respective assets. This Agreement has been duly executed and delivered by the Company and, assuming the due execution hereof by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(c) Company Capitalization.

(i) The entire authorized capital stock of the Company consists of 10,000,000 Class A Common Shares and 1,000,000 Class B Common Shares comprising the Company Common Shares of which 5,346,453 and 849,793 are issued and outstanding as of the date hereof. The number of Company Common Shares issued and outstanding on a fully-diluted basis, assuming the exercise or conversion of all outstanding and vested and unvested options, warrants, stock appreciation and other rights to acquire securities is 6,440,493. Tres Investment Company and S. Byrl Ross Enterprises, Inc. own, respectively, 240,000 and 954,419 Company Common Shares.

(ii) There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote on any matter on which stockholders may vote are issued or outstanding.

(iii) All issued and outstanding Company Common Shares: (A) have been duly authorized and validly issued; (B) are fully paid and nonassessable; and (C) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. As of the date of this Agreement, except for options to purchase 209,718 Company Common Shares issued pursuant to the Company’s Stock Option Plan and subscriptions for 34,529 Company Common Shares pursuant to the Company’s Stock Purchase Plan (the “Company Purchase Plans”), there are no options, warrants, purchase rights, subscription rights, conversion or exchange rights or other contracts or commitments that could require the Company to issue, sell or otherwise cause to become outstanding any of its capital stock. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to the Company. Except as set forth in Schedule 5.1(c)(iii), or contemplated by this Agreement, the Company is not a party to, and has no knowledge of, any voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

(iv) Other than this Agreement and the Voting Agreements, there are no outstanding contractual obligations of the Company (A) restricting the transfer of, (B) affecting the voting rights of, (C) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (D) requiring the registration for sale of, or (E) granting any preemptive or antidilutive rights with respect to, any of the Company Common Shares or any capital stock of, or other equity interests in, the Company, except as set forth in Schedule 5.1(c)(iv). There are no outstanding contractual obligations of the Company to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Person, except as disclosed in Schedule 5.1(c)(iv).

(d) Compliance with Obligations and Laws. Neither the Company nor any of its Subsidiaries is: (i) in violation of its articles or bylaws or similar documents; (ii) in default in the performance of any obligation, agreement or condition of any debt instrument which (with or without the passage of time or the giving of notice, or both) affords to any Person the right to accelerate any indebtedness or terminate any right; (iii) in default under or breach of (with or without the passage of time or the giving of notice) any other contract to which it is a party or by which it or its assets are bound; or (iv) in violation of any Law applicable to it or its business or assets. All activities of the Company and each of its Subsidiaries have heretofore been conducted in compliance with all Laws then applicable to it or its business or assets, except where failure to so comply would not have a Material Adverse Effect. Winwood Insurance Company is in material compliance with all applicable laws and regulations, including applicable insurance regulations.

(e) Financial Statements.

(i) Attached hereto as Schedule 5.1(e) are (A) the audited consolidated balance sheets of the Company and its Subsidiaries as of April 30, 2005, 2004 and 2003 (the “Audited Balance Sheets”), and the related audited consolidated statements of income, statements of stockholders’ equity, and statements of cash flows for the periods then ended (the “Audited Statements”), and (B) the unaudited consolidated balance sheet and income statement of the Company and its Subsidiaries as of October 31, 2005 (the “Recent Financial Statements,” and collectively with the Audited Balance sheets and the Audited Statements, the “Financial Statements”). The Financial Statements present fairly in all material respects the financial position, results of operations and cash flows of the Company and its Subsidiaries for the periods or as of the dates set forth therein and were prepared in conformity with GAAP on a consistent basis throughout the periods involved except, with respect to the Recent Financial Statements, subject to the absence of footnotes and year-end adjustments. The books and records of the Company and its Subsidiaries upon which the Financial Statements are based and the financial books and records generated subsequent to the date of the Recent Financial Statements are properly and accurately kept, and are complete and correct in accordance with GAAP, except that (A) certain operating leases have been capitalized and (B) the cash flow statements do not comply with GAAP.

(ii) Except as set forth in the Recent Financial Statements, and except for liabilities and obligations incurred in the Ordinary Course of Business since October 31, 2005 (none of which has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect), the Company does not have any undisclosed Liabilities or obligations of any nature required by GAAP to be set forth on a consolidated balance sheet of the Company. All direct costs and expenses related to the closing and sale of the Company’s facility in Bradenton, Florida have been paid in full.

(f) Indebtedness. Except as disclosed in Schedule 5.1(f) hereto, none of the Company or any Subsidiary thereof has any Liability for Indebtedness. The aggregate amount of Net Indebtedness and Transaction Costs set forth in the Adjustment Certificate will constitute the Company’s reasonable estimate thereof as of the Effective Time.

(g) Absence of Certain Changes. Except as disclosed in the Recent Financial Statements, since October 31, 2005 (i) the Company and each of its Subsidiaries has operated in the Ordinary Course of Business and, (ii) there has been no change, effect, fact, event or circumstance which has had or could reasonably be expected to have a Material Adverse Effect. Except as disclosed in the Recent Financial Statements, since October 31, 2005 neither the Company nor any Subsidiary thereof has:

(i) permitted or allowed any of the assets or properties (whether tangible or intangible) of the Company or any Subsidiary to be subjected to any Lien, other than Permitted Liens or Liens that will be released at or prior to the Closing;

(ii) except as disclosed as Schedule 5.1(g)(ii), made any loan to, guaranteed any Indebtedness of or otherwise incurred any Indebtedness on behalf of any other Person (other than the Company or a Subsidiary), other than loans to employees (not officers or directors) made in the Ordinary Course of Business;

(iii) except in accordance with reasonable commercial practices and in the Ordinary Course of Business with respect to matters being contested in good faith, failed to pay any creditor any amount owed to such creditor when due;

(iv) made any changes outside of the Ordinary Course of Business in practices and policies relating to manufacturing, purchasing, marketing, selling or pricing;

(v) merged with, entered into a consolidation with or acquired an interest of 5% or more in any Person or acquired a substantial portion of the assets or business of any Person or any division or line of business thereof, or otherwise acquired any material assets;

(vi) made any single capital expenditure in excess of $250,000, entered into any non-cancelable commitments for any capital expenditures that will remain outstanding after the Effective Time in excess of $250,000 in the aggregate or entered into any capital lease, except as shown on the Company’s cash flow statement and projected balance sheet contained in the Recent Financial Statements;

(vii) sold, transferred, leased, subleased, licensed or otherwise disposed of any properties or assets, real, personal or mixed (including, without limitation, leasehold interests and intangible assets), other than the sale of Inventories or surplus, obsolete or worn out equipment in the Ordinary Course of Business;

(viii) entered into any agreement, arrangement or transaction with any of its shareholders, directors, officers, employees, consultants, independent contractors or leased employees, except with employees (other than officers) in the Ordinary Course of Business;

(ix) (A) granted any increase, or announced any increase or made any alteration to the wages, conditions, salaries, compensation, bonuses, incentives, pension or other benefits payable by the Company or any Subsidiary to any of its directors, officers, employees, consultants, independent contractors or leased employees other than in the Ordinary Course of Business and, in no event, in excess of 5% in the aggregate or (B) established, increased, otherwise amended or promised to increase or otherwise amend any Employee Benefit Plan or other pension, profit sharing, deferred compensation, group insurance, severance pay, retirement or other employee benefits covering any director, officer or employee, whether past or present under any employee plan, fund or otherwise;

(x) written down or written up the value of any Inventories or Receivables or revalued any assets of the Company or any Subsidiary thereof, except in the Ordinary Course of Business;

(xi) shortened or lengthened the customary payment cycles for any payables or Receivables thereof, except in the Ordinary Course of Business;

(xii) amended, terminated, canceled or compromised any material claims of the Company or any Subsidiary thereof or waived any other rights of substantial value to the Company or any Subsidiary thereof;

(xiii) made any material change in any tax or financial accounting methods, principles, practices or elections utilized by the Company or any Subsidiary in the preparation of the latest Tax returns or Financial Statements, other than such changes required by GAAP;

(xiv) amended, modified or consented to the termination of any Scheduled Contract or the Company’s or any of its Subsidiary’s rights thereunder;

(xv) amended or restated the articles of incorporation or the by-laws (or other organizational documents) of the Company or any Subsidiary thereof;

(xvi) terminated, discontinued, closed or disposed of any plant, facility or other business operation, except as specifically disclosed in this Agreement or laid off any employees (except seasonal employees in the Ordinary Course of Business). The Company has not implemented any early retirement, separation or other program providing early retirement window benefits (whether or not within the meaning of Section 1.401(a)-4 of the Treasury Regulations) or announced or planned any such action or program for the future;

(xvii) made any express or deemed election or settled or compromised any liability with respect to Taxes of the Company or any Subsidiary thereof;

(xviii) allowed any material License that was issued or relates to the Company or any Subsidiary thereof to lapse or terminate or failed to renew any such License that is scheduled to terminate or expire within 45 calendar days of the Closing Date;

(xix) declared, set aside, or paid any dividends or other distributions with respect to any shares of capital stock or other securities of the Company or any Subsidiary thereof;

(xx) suffered any material theft, damage, destruction or loss of or to any real or personal property or properties owned by it whether or not covered by insurance; or

(xxi) agreed, whether in writing or otherwise, to take any of the actions specified in this Section 5.1(g) or granted any options to purchase, rights of first refusal, rights of first offer or any other similar rights or commitments with respect to any of the actions specified in Section 5.1(g), except in each case as expressly contemplated by this Agreement.

(h) Tangible Properties and Necessary Assets. With the exception of tangible properties disposed of since April 30, 2005 as contemplated by Section 5.1(g) and except as set forth on Schedule 5.1(h) hereto, as of (i) April 30, 2005, (ii) the date of this Agreement and (iii) the Closing Date, the Company or one of its Subsidiaries had, has and shall have, directly or indirectly, good and marketable title, free and clear of any Liens (other than Permitted Liens and Liens securing Indebtedness to be paid in full at or prior to the Effective Time), to all of their respective tangible properties or held, holds, or shall hold, such tangible properties by valid and existing lease or license. All material tangible properties of the Company and its Subsidiaries have been maintained in accordance with commercially reasonable business practice are in good operating condition and repair and are suitable for the purpose for which they are used and intended, ordinary wear and tear excepted.

(i) Litigation; Orders. Except as disclosed on Schedule 5.1(i) hereto, there are no Actions pending or, to the Company’s knowledge, threatened against or directly affecting the Company or any of its Subsidiaries. Except as disclosed on Schedule 5.1(i) hereto, there are no Governmental Orders against the Company or any of its Subsidiaries or any of their respective properties, operations or businesses. None of the matters set forth in Schedule 5.1(i) as of the Closing Date could, individually or in the aggregate, have a Material Adverse Effect.

(j) Intellectual Property.

(i) Schedule 5.1(j) hereto sets forth to the Company’s knowledge as of the date hereof a true and complete list of all (A) patents and patent applications, registered trademarks and trademark applications, registered copyrights and copyright applications and domain names included in the Company Intellectual Property, (B) Company IP Agreements and (C) material unregistered Company Intellectual Property (including without limitation new inventions, trade dress, trade secrets). The Simonton Windows brand, and to the Company’s knowledge, the other Company Intellectual Property is subsisting, valid and enforceable. To the Company’s knowledge, the Company Intellectual Property is in compliance with formal legal requirements including without limitation the payment of filing, examination and maintenance fees, obtaining any necessary governmental approvals and the filing of affidavits of use and incontestability and renewal applications and are not subject to any fees, taxes or actions becoming due within 30 days of the Closing Date.

(ii) To the Company’s knowledge, the Company and its Subsidiaries are entitled to use, disclose and register the Company Intellectual Property without limitation, subject only to the terms of the Company IP Agreements.

(iii) To the Company’s knowledge, the consummation of the transactions contemplated by this Agreement will not result in the termination or impairment of any Company Intellectual Property.

(iv) To the Company’s knowledge, neither the Company nor any of its Subsidiaries is infringing, misappropriating, diluting or otherwise violating the Intellectual Property of any third party. To the Company’s knowledge, there are no unresolved or unsettled Actions that have been asserted, are pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries (A) alleging any of the foregoing, (B) challenging or seeking to deny or restrict the use, registration or disclosure by the Company or its Subsidiaries of any of the Company Intellectual Property, or (C) alleging that the Company IP Agreements are in conflict with the terms of any license or other agreement. Except as set forth in Schedule 5.1(j), to the Company’s knowledge, no third party is engaging in any activity that infringes, misappropriates, dilutes or otherwise violates the Company Intellectual Property in a manner that materially affects the business of the Company and its Subsidiaries.

(v) To the Company’s knowledge, the Company Software is free of all viruses, worms, trojan horses and other known contaminants that could, individually or in the aggregate, have a Material Adverse Effect, and does not contain any bugs, errors, or problems of any nature that materially disrupt its operation or have a material adverse impact on the operation of other software programs or operating systems currently in use respectively by the Company and each of its Subsidiaries.

(vi) The Company and each of its Subsidiaries has taken reasonable steps to maintain the confidentiality and value of (a) its trade secrets and other confidential Company Intellectual Property and (B) any confidential Intellectual Property of third parties in the possession of the Company or its Subsidiaries. To the Company’s knowledge, no trade secret which is part of the Company Intellectual Property is subject to any adverse claim or has been challenged or threatened in any way or infringes any Intellectual Property of any third party. With respect to each material trade secret which is part of the Company Intellectual Property, documentation has been made which is current, accurate and sufficient in detail and content to identify and explain said trade secret and to allow its full and proper use without reliance on the knowledge or memory of any individual.

(vii) The Company is the owner, free and clear of any Liens, of the Internet web sites listed on Schedule 5.1(j) and all of the contents thereof. Neither the Company nor any of its Subsidiaries owns any other Internet web sites.

(viii) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, the Company or one of its Subsidiaries is the exclusive owner of the entire and unencumbered right, title and interest in and to, or has a valid right to use without payment to a third party, each item of Company Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all Company Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries, subject only to the terms of the Company IP Agreements.

(ix) Except as set forth in Schedule 5.1(j), the Company has rights, through ownership, license or otherwise, to use the Simonton Windows brand and, to the Company’s knowledge, all of the other Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in the operation of the business of the Company and its Subsidiaries. Except as set forth in Schedule 5.1(j), the Company Intellectual Property includes all of the Intellectual Property actively used or which is planned to be used in the reasonably foreseeable future in, and all of the Intellectual Property necessary for, the operation of the business of the Company and its Subsidiaries.

(x) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, there is no potentially interfering patent or patent application or trademark or trademark application of any third party relative to any Company Intellectual Property, and all products made, used or sold under material patents of the Company Intellectual Property have been marked with the proper patent notice.

(xi) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, all former and current employees of the Company and its Subsidiaries have executed written contracts with the Company or a subsidiary that assign all rights to any inventions, improvements, discoveries, designs, trademarks or copyrights constituting Company Intellectual Property to the Company or one of its Subsidiaries.

(xii) To the Company’s knowledge, all royalties and payment obligations in connection with the Company Intellectual Property have been disclosed.

(xiii) Except as set forth in Schedule 5.1(j), to the Company’s knowledge, there is no other material fact or circumstance which would be reasonably likely to impact the ownership, validity, enforceability, use, registrability or valuation of the Company Intellectual Property as a whole or in part.

(k) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other material agreements with labor unions or associations representing employees of the Company or its Subsidiaries (collectively, the “Collective Bargaining Agreements”); it being understood that the employees located at the Yantai, China facility are subject to a government-sponsored program. No employees of the Company or any of its Subsidiaries are currently represented by any labor union or association; nor have any such employees been represented by any labor union or association within the past five (5) years. Except as disclosed in Schedule 5.1(k) hereto, to the Company’s knowledge, (A) there are no organizational campaigns, petitions or other activities seeking recognition of a collective bargaining unit which could affect the Company or its Subsidiaries, nor have there been any such activities within the past five years; (B) there are no controversies, strikes, slowdowns or work stoppages pending or, to the Company’s knowledge, threatened between the Company or its Subsidiaries and any of their respective employees, and neither the Company nor any Subsidiary has experienced any such controversy, strike, slowdown or work stoppage within the past three years; (C) there are no complaints, disputes, arbitrations, lawsuits or administrative proceedings relating to labor or employment matters, involving any current or former Employees of the Company or any of its Subsidiaries, pending or, to the Company’s knowledge, threatened, against the Company or any of its Subsidiaries before any Governmental Authority; (D) the Company and each Subsidiary is currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority; and (E) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices.

(ii) The Company has maintained true, correct and complete information with respect to all employees, independent contractors and leased employees as of the date hereof, including a true, correct and complete listing of the current salary or wage, incentive pay and bonuses, accrued vacation and the current status (as to leave or disability pay status, leave eligibility status, full or part time, exempt or non-exempt, temporary or permanent status) of such employees and has provided all such information to Parent with respect to employees earning annual base compensation in excess of $100,000.

(iii) To the Company’s knowledge, except as set forth in Schedule 5.1(k)(iii), no officer or significant employee (whose departure could significantly disrupt the provision of services by a department or function) of the Company or its Subsidiaries and no group of the Company’s or the Subsidiaries’ employees has any plans to terminate his, her or its employment. There has been no departure of any officer or significant employee of the Company or its Subsidiaries during the past year, except as set forth in Schedule 5.1(k)(iii).

(l) Insurance. All insurance policies owned by the Company or a Subsidiary of the Company, and such policies’ deductible and coverage amounts, are listed on Schedule 5.1(l) and are in full force and effect. Correct and complete copies of such policies have been delivered to Parent. All premiums on such policies which are due and payable have been paid.

(m) Scheduled Contracts. Schedule 5.1(m) hereto lists, as of the date hereof, each of the following contracts, agreements, licenses, understandings and leases to which the Company and its Subsidiaries are parties or bound (whether written or oral) (each, a “Scheduled Contract”):

(i) each contract and agreement for the furnishing of supplies or services to the Company, any Subsidiary or otherwise related to the Business under the terms of which the Company or any Subsidiary: (A) is likely to pay or otherwise give consideration of more than $250,000 in the aggregate during the fiscal year ending April 30, 2006, or (B) is likely to pay or otherwise give consideration of more than $250,000 in the aggregate over the remaining term of such contract or (C) involving consideration in excess of $250,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30 days’ notice;

(ii) each contract and agreement for the sale of finished goods Inventory or for the furnishing of services by the Company or any Subsidiary which: (A) is likely to involve consideration of more than $250,000 in the aggregate during the fiscal year ending April 30, 2006, or (B) is likely to involve consideration of more than $250,000 in the aggregate over the remaining term of the contract or agreement or (C) involving consideration in excess of $250,000 and which cannot be canceled by the Company or such Subsidiary without penalty or further payment and without more than 30days’ notice;

(iii) all broker, distributor, dealer, manufacturer’s representatives, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which the Company or any Subsidiary is a party and which involves payments in excess of $100,000 during the fiscal year ending April 30, 2006;

(iv) all contracts with independent contractors or consultants (or similar arrangements) to which the Company or any Subsidiary is a party and which involves payments in excess of $100,000 during the fiscal year ending April 30, 2006;

(v) all notes, mortgages, indentures, guarantees, contracts and agreements relating to Indebtedness of the Company;

(vi) all contracts and agreements that limit or purport to limit the ability of the Company or any Subsidiary to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all contracts and agreements between or among the Company or any Subsidiary on one hand and any Affiliate of the Company or its Subsidiaries on the other; and any employment, severance, non-solicitation, non-competition, confidentiality or commitment with any current officer, director or employee and any severance agreement that the Company or any Subsidiary has obligations remaining under; and

(viii) all contracts and agreements containing any change of control provisions;

(ix) any contract under which the Leased Real Property is being leased;

(x) any joint venture or partnership contract or agreement;

(xi) any contract or agreement relating to the control of the Company Common Shares or the election of the Company’s directors;

(xii) any contract or agreement for capital expenditures in excess of $250,000; and

(xiii) any bonus, pension, profit sharing, retirement, deferred compensation, savings, stock option, insurance, health, fringe benefit or other plan providing similar employee benefits or compensation.

Except as disclosed in Schedule 5.1(m), each Scheduled Contract: (i) is valid and binding on the respective parties thereto and is in full force and effect and (ii) upon consummation of the transactions contemplated by this Agreement, except to the extent that any consents set forth in Schedule 5.1(n) are not obtained, shall continue in full force and effect, enforceable in accordance with the terms thereof without penalty or other adverse consequence, subject in each case to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar Laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

Neither the Company nor any Subsidiary is in breach of, or default under, any Scheduled Contract. To the Company’s knowledge, no other party to any Scheduled Contract is in breach of, or default under, any Scheduled Contract. The Company has made available to Parent true and complete copies of all written Scheduled Contracts, and a written description of each oral Scheduled Contract.

(n) Licenses, Approvals, Other Authorizations, Consents, Reports, Etc.

(i) Except as set forth in Schedule 5.1(n) hereto, the Company or its Subsidiaries possess or have been granted all governmental licenses, permits, franchises and all other authorizations of any Governmental Authority necessary for the operation of its business as currently conducted, except where failure to do so would not have a Material Adverse Effect (the “Licenses”). Except as set forth on Schedule 5.1(n) hereto, all such Licenses are in full force and effect. Except as set forth on Schedule 5.1(n) hereto, no proceeding is pending or, to the Company’s knowledge, threatened seeking the revocation or limitation of any License.

(ii) To the Company’s knowledge, Schedule 5.1(n) hereto contains a list of all registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers required to be made, filed, given or obtained by the Company or any of its Subsidiaries with, to or from any Persons or Governmental Authorities in connection with the consummation of the transactions contemplated by this Agreement, except for those that become applicable solely as a result of the specific regulatory status of Parent or its Affiliates.

(o) Environmental Matters. All representations included in this Section 5.1(o) are made to the Company’s knowledge. For purposes of this Section 5.1(o), the Company and its Subsidiaries shall be deemed to include any Persons from which the Company or any of its Subsidiaries has assumed or is deemed to have assumed liabilities by operation of Law or under any Scheduled Contract or other contract.

(i) Compliance with Environmental Laws. The Company and its Subsidiaries and all uses and conditions of the Real Property have been and are in compliance with and no Liability has arisen under all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any notice of violation or other communication or have knowledge of any facts or circumstances concerning any alleged violation or Liability arising under any Environmental Law with respect to the Real Property or the business thereof or any use or condition thereof, except as disclosed in Schedule 5.1(o)(i). Any real property formerly owned, leased or operated by the Company or its Subsidiaries or otherwise related to the business thereof was in compliance with and no Liability has arisen under all applicable Environmental Laws during the Company’s or its

Subsidiaries’ period of ownership, lease or operation and neither the Company nor any of its Subsidiaries has received any notice of violation or other communication or have knowledge of any facts or circumstances concerning any alleged violation or Liability arising under any Environmental Law with respect to such formerly owned, leased or operated real property or any use or condition thereof.

(ii) Handling of Hazardous Materials. Neither the Company nor any of its Subsidiaries nor any other present or, to the Company’s knowledge, former owner, tenant, occupant or user of the Real Property has used, handled, generated, produced, manufactured, recycled, treated, stored, transported or disposed of any Hazardous Material on, under, about, to or from the Real Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries or to any other real property in violation of or in a manner that may form the basis of liability under any Environmental Law, except as disclosed in Schedule 5.1(o)(ii).

(iii) No Release of Hazardous Materials. There is no Release or threatened Release of any Hazardous Material existing on, beneath or from the surface, subsurface or ground water of the Real Property or any real property formerly owned, leased or operated by the Company or any of its Subsidiaries, nor, to the Company’s knowledge, is there or has there been any Release or threatened Release of Hazardous Materials directly adjacent to, from or in the vicinity of the Real Property currently occurring or occurring at any time in the past, except as disclosed in Schedule 5.1(o)(iii). There is no Remedial Action related to any Real Property, any real property formerly owned, leased or operated by the Company or any of its Subsidiaries or any other real property to which Hazardous Materials generated by or related to the Company or any of its Subsidiaries came to be located for which the Company or any of its Subsidiaries may have Liability, except as disclosed in Schedule 5.1(o)(iii).

(iv) Environmental Permits. The Real Property and the operations of the Company and its Subsidiaries have timely obtained, renewed and maintained in good standing and have been and are in material compliance with all Environmental Permits and neither the Company nor any of its Subsidiaries has received any notice or other written communication or have knowledge of any facts or circumstances concerning any alleged violation of any such Environmental Permits, except as disclosed in Schedule 5.1(o)(iv). Schedule 5.1(o)(iv) contains a list of all Environmental permits currently maintained at each Real Property.

(v) Environmental Claims. There are no Environmental Claims pending or, to the Company’s knowledge, threatened against or affecting the Real Property, the Company or any of its Subsidiaries, except as disclosed in Schedule 5.1(o)(v).

(vi) No Tanks, Asbestos or PCB’s. Except as disclosed in Schedule 5.1(o)(vi), there are no aboveground or underground storage tanks currently or, to the Company’s knowledge, formerly located on the Real Property used or formerly used for the purpose of storing any Hazardous Material. There is no PCB-containing equipment or PCB-containing material, in each case, as defined by applicable Environmental Law, or to Company’s knowledge, any asbestos containing material on the Real Property. The Company and each of its Subsidiaries has never used silica, asbestos or asbestos-containing materials in the manufacturing of any product.

(vii) Lists and Liens. The Real Property and any real property formerly owned, operated, leased, or used by the Company or its Subsidiaries is not listed on any or nominated for listing on the National Priority List promulgated by the United States Environmental Protection Agency or any analogous state list.

(viii) Documents. The Company and each of its Subsidiaries has provided Parent with copies of any and all material documents, correspondence, pleadings, reports, assessments, analytical results, Environmental Permits or other records concerning Environmental Laws, Hazardous Materials or Environmental Claims.

(p) Taxes.

(i) The term “Tax” means any net income, capital gains, gross income, gross receipts, sales, use, transfer, ad valorem, franchise, profits, license, capital, withholding, payroll, employment, excise, goods and services, severance, stamp, occupation, premium, property, social security, environmental (including Code section 59A), alternative or add-on, value added, registration, windfall profits or other tax or customs duties, or any interest, any penalties, additions to tax or additional amounts incurred or accrued under applicable tax law or properly assessed or charged by any taxing authority (domestic or foreign). For purposes of the definition of Tax, any interest, penalties, additions to tax or additional amounts that relate to taxes for any period, or a portion of any period, ended on or before the Closing Date shall include any interest, penalties, additions to tax, or additional amounts relating to taxes for such periods, regardless of whether such items are incurred, accrued, assessed or similarly charged on, before or after the Closing Date.

(ii) For purposes of this Section 5.1(p) and Section 6.9, the “Company” shall be deemed to include any Subsidiary of the Company, any predecessor of the Company or any person or entity from which the

Company incurs a liability for Taxes as a result of transferee liability, joint and several liability, contractual liability or otherwise.

(iii) Except as disclosed on Schedule 5.1(p): The Company has complied with all Laws relating to Taxes and has timely filed true, correct and complete Tax Returns, all prepared in accordance with applicable Laws, for all years and periods (and portions thereof) and for all jurisdictions (whether federal, state, local or foreign) in which any such Tax Returns were due. All Taxes due and payable in respect of such Tax Returns (whether or not shown as due and payable) or otherwise due and payable by the Company have been paid, and there is no current liability for any Taxes due in connection with any such Tax Returns. All Taxes not yet due and payable have been fully accrued on the books of the Company and adequate reserves have been established therefor. There are no unpaid assessments for additional Taxes for any period and, to the Company’s knowledge, there is no basis therefor. All charges, accruals, and reserves for Taxes provided for on the Financial Statements are adequate. The Company has provided to Parent (i) true, correct and complete copies of all Tax Returns filed by the Company for the past four (4) years and (ii) true, correct, and complete copies of all notices of deficiencies, notices of proposed adjustments, notices of assessments, revenue agent reports, closing agreements, settlement agreements, information document requests, protests, and any other similar document, notice, or correspondence, in each case, that the Company (or its representative) has received from, sent to, or entered with the Internal Revenue Service or other taxing authority in the last five (5) years or that relates to any Taxes or Tax Return which is not closed by the applicable statute of limitations. No claim has been made in the last five (5) years that the Company has not properly paid Taxes in a jurisdiction in which the Company does not file a Tax Return. There are no liens for Taxes on any assets of the Company, other than liens for Taxes not yet due and payable.

(iv) Except as disclosed on Schedule 5.1(p), the Company has never been a member of any consolidated, combined or unitary group for federal, state, local or foreign Tax purposes other than the group of which the Company is currently the parent corporation. The Company is not liable for Taxes of any other Person (other than other members of any combined, consolidated, or unitary group of which the Company is the parent) as a result of transferee liability, joint and several liability, contractual liability, or otherwise.

(v) Except as disclosed on Schedule 5.1(p), the Company is not a party of any joint venture, partnership or other arrangement that could be treated as a partnership for federal income Tax purposes.

(vi) The Company has (i) withheld all required amounts from its employees, agents, contractors and nonresidents and remitted such amounts to the proper agencies; (ii) paid all employer contributions and premiums; and (iii) filed all federal, state, local and foreign returns and reports with respect to employee income Tax withholding, social security Taxes and premiums and unemployment Taxes and premiums, all in compliance with the withholding Tax provisions of the Code and other applicable federal, state, local or foreign laws as in effect for the applicable year.

(vii) The federal income tax returns of the Company have been examined by the IRS, or have been closed by the applicable statute of limitations, for all periods through April 30, 2003; the state tax returns of the Company have been examined by the relevant agencies or such returns have been closed by the applicable statute of limitations for all periods through April 30, 2002; except as disclosed in Schedule 5.1(p), no deficiencies or reassessments for any Taxes have been proposed, asserted or assessed against the Company by federal, state, local or foreign taxing authority.

(viii) The Company has not executed or filed with any taxing authority (whether federal, state, local or foreign) any agreement or other document extending or having the effect of extending the period for assessment, reassessment or collection of any Taxes, and no power of attorney granted by the Company with respect to any Taxes is currently in force.

(ix) No federal, state, local or foreign Tax audits or other administrative proceedings, discussions or court proceedings are presently pending with regard to any Taxes or tax returns of the Company and no additional issues are being asserted against the Company in connection with any existing audits of the Company, except as disclosed on Schedule 5.1(p). The Company has no private letter ruling, technical advice, application for a change of any method of accounting, or other similar requests presently pending with any taxing authority.

(x) The Company has not entered into any agreement relating to Taxes which affects any taxable year ending after the Closing Date.

(xi) The Company has not at any time during the past five years used the cash method of accounting. The Company has not agreed to and it is not required to make any adjustment by reason of a change in accounting methods that affects any taxable year ending after the Closing Date and neither the IRS nor any other agency has proposed any such adjustment or change in accounting methods that affects any taxable year ending after the Closing Date, except as disclosed on Schedule 5.1(p). The Company has no application pending with any taxing authority requesting permission for any changes in accounting methods that relate to its business or operations and that affects any taxable year ending after the Closing Date.

(xii) The Company is not and never has been a party to any tax sharing agreement or similar arrangement for the sharing of Tax liabilities or benefits.

(xiii) The Company has not participated in any reportable or listed transaction as defined in Code Section 6011.

(xiv) There is no contract, agreement, plan or arrangement covering any employee or former employee or independent contractor or former independent contractor of the Company that, individually or collectively, could give rise to the payment (whether on, before, or after the Closing Date and whether or not contemplated by this Agreement) by the Company (or the provision by the Company of any other benefit such as accelerated vesting) that would not be deductible by reason of Code section 280G or subject to an excise tax under Code section 4999. Each of the Company’s deferred compensation plans complies with Code section 409A.

(xv) No asset of the Company is tax-exempt use property under Code section 168(h).

(xvi) Except as disclosed on Schedule 5.1(p), no portion of the cost of any asset of the Company has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Code section 103(a).

(xvii) Except as disclosed on Schedule 5.1(p), none of the assets of the Company is property that the Company is required to treat as being owned by any other person pursuant to the safe harbor lease provision of former Code section 168(f)(8).

(xviii) Except as disclosed on Schedule 5.1(p), the Company does not have and has not had a permanent establishment in any foreign country and does not and has not engaged in a trade or business in any foreign country.

(xix) The Company is not currently, and never has been, a “United States real property holding corporation” within the meaning of Code section 897(c)(2). Except as disclosed on Schedule 5.1(p), none of the Fully Diluted Stockholders is a foreign person within the meaning of Code Section 1445.

(xx) Except as disclosed on Schedule 5.1(p), in the past five years, the Company has not been a party to a transaction that is reported to qualify as a reorganization within the meaning of Code section 368, distributed a corporation in a transaction that is reported to qualify under Code section 355, or been distributed in a transaction that is reported to qualify under Code section 355.

(xxi) No Claim has ever been made by a Governmental Authority in a jurisdiction where the Company does not file tax returns that the Company is or may be subject to taxation by that jurisdiction.

(xxii) The Company is not required to include an item of income, or exclude an item of deduction, for any period after the Closing Date as a result of (i) an installment sale transaction occurring on or before the Closing governed by Code section 453 (or any similar provision of foreign, state, or local law); (ii) a transaction occurring on or before the Closing reported as an open transaction for federal income tax purposes (or any similar doctrine for foreign, state or local tax purposes); (iii) prepaid amounts received on or prior to the Closing Date; (iv) a change in method of accounting requested or occurring on or prior to the Closing Date, or (v) an agreement entered into with any taxing authority on or prior to the Closing Date, except as disclosed on Schedule 5.1(p).

(xxiii) Except as disclosed on Schedule 5.1(p), the Company does not have any “excess loss accounts” with respect to any Subsidiary. The Company does not have any items of income, gain, loss, expense, or deduction deferred under the intercompany transaction rules of Treasury Regulation section 1.1502-13 (or similar provision of foreign, state, or local laws).

(q) Real Estate.

(i) Schedule 5.1(q)(i) sets forth a true and complete list of each parcel of Owned Real Property, showing the record title holder and legal address with respect to each such parcel. The Company has furnished Parent and Merger Sub with copies of the surveys and title reports listed on Schedule 5.1(q)(i) (all of the title reports referenced in Schedule 5.1(q)(i) being referred to collectively as the “Title Reports” and all of the surveys referenced in Schedule 5.1(q)(i) being referred to collectively as the “Surveys”), and all related material documents in the Company, or any Subsidiary’s possession. The Company and each of its Subsidiaries has good and marketable fee simple title to the Owned Real Property and a valid interest or estate in the Leased Real Property, subject only to Permitted Liens. The Owned Real Property and the Leased Real Property comprise all the real property (or its interests therein) used by the Company and its Subsidiaries in the operation of the business.

(ii) All of the buildings, fixtures, leasehold improvements and other improvements used by the Company or any Subsidiary thereof in the operation of the business (the “Improvements”) are fit for the purpose intended and are in good condition and repair except for ongoing maintenance, ordinary wear and tear excepted.

(iii) Except as otherwise provided herein, Schedule 5.1(q)(iii) sets forth a true and complete list of all leases, subleases, licenses, easements, permits and agreements, including all amendments, supplements and modifications thereto (collectively, the “Leases”), for the leasing, use or occupancy of, or otherwise granting a right in or relating to, the Real Property. As of the date of this Agreement, the Company has delivered to Parent and Merger Sub copies of all material documents in the Company’s or any of its Affiliates’ possession relating to the Leases and any and all ancillary documents (the “Ancillary Lease Documents”) pertaining thereto which such Person has in its possession. The Company shall deliver or cause its Affiliates to deliver to Parent and Merger at the Closing the Leases and Ancillary Lease Documents that have come into the Company’s or any of its Affiliates’ possession between the date hereof and the Closing. With respect to each of the Leases, except as otherwise set forth in Schedule 5.1(q)(iii), as of the date of this Agreement no party to any Lease has exercised or given any written notice of exercise of, any option, right of first offer or right of first refusal contained in any such Lease, including, without limitation, any such option or right pertaining to purchase, expansion, renewal, extension or relocation that has been received by the Company or any of its Subsidiaries that has not been made available to Parent and Merger Sub. Each of the Leases is valid and enforceable, is in full force and effect in accordance with its respective terms and neither the Company nor any Subsidiary thereof has sent or received any notice of default by it under the terms of any Lease, and neither the Company nor any Subsidiary thereof is in default in any material respect under the terms of any Lease, nor, to Company’s knowledge, does there exist any condition which, with notice or lapse of time or both, would constitute a default by the Company or any Subsidiary thereof under the terms of any such Lease. The Closing will neither affect the enforceability of any of the Leases against any Person nor adversely affect the rights of the Company or any of its Subsidiaries under any of the Leases.

(iv) Except as described in Schedule 5.1(q)(iv), neither the Company nor any Subsidiary thereof has received notice of a violation of any Law (including, without limitation, any building, planning or zoning law) relating to any of the Real Property. The applicable zoning, if any, of each parcel of Real Property permits the presently existing Improvements and the continuation of the business presently being conducted on such parcel. There is no pending or, to the Company’s knowledge, zoning or rezoning of any Real Property.

(v) Either the Company or a Subsidiary thereof is in peaceful and undisturbed possession of each parcel of the Real Property, and neither Company nor any Subsidiary thereof has received notice that there are any contractual or legal restrictions that preclude or restrict the ability to use the Real Property for the purposes for which it is currently being used.

(vi) Each parcel of Real Property abuts on at least one side a public street or road in a manner so as to permit reasonable and adequate vehicular and pedestrian ingress, egress and access to such parcel, or has adequate access over other parcels of Owned Real Property or adequate easements across intervening property to permit reasonable and adequate vehicular and pedestrian ingress, egress and access to such parcel from a public street or road.

(vii) Neither the Company, nor any Subsidiary thereof has received written notice of any condemnation proceedings or eminent domain proceedings of any kind pending or threatened against the Real Property.

(viii) Neither the Company nor any Subsidiary thereof is in material default under and has not breached, and the Improvements do not violate and, to Company’s knowledge, no event has occurred or is continuing which with notice or the passage of time, or both, would constitute a default by the Company or any Subsidiary thereof under, any of the covenants, restrictions, rights-of-way, licenses, agreements or easements affecting title to or relating to the use of the Real Estate, and no such covenants, restriction, right-of-way, license, agreement or easement has impaired in any material way the right of the Company or any Subsidiary thereof to conduct business at the Real Estate, nor has the Company or any Subsidiary thereof received any notice or have any knowledge of any fence dispute, boundary dispute, boundary line question, encroachment, setback line violation, water dispute, or drainage dispute concerning or affecting the Real Estate.

(ix) There have been no improvements made to or constructed on any Owned Real Property which have not been fully paid. If there are any mechanics’ liens of record as of the date of this Agreement, the Company or a Subsidiary thereof shall have such liens discharged (other than those being contested in good faith) at the Company’s or such Subsidiary’s sole cost and expense prior to the Closing Date. The Company represents that it will not undertake and no Subsidiary thereof will undertake any improvements on any of the Owned Real Property between the date of this Agreement and the Closing Date, other than for budgeted capital improvements or in the Ordinary Course of Business.

(x) There are no special or other assessments for public improvements or otherwise now affecting the Real Property, nor has the Company or any Subsidiary thereof received written notice of any pending or threatened special assessments affecting the Real Property or any contemplated improvements affecting the Real Property that may result in special assessments affecting the Real Property.

(xi) The Improvements are adequately serviced by all utilities necessary for the effective operation of the business of the Company and its Subsidiaries and have not, during the last two years, experienced any material interruption in the delivery of adequate quantities of any utilities (including, without limitation, electricity, natural gas, potable water, water for cooling or similar purposes and fuel oil, but excluding any electricity interruption due to storm damage or other calamity) or other public services, including, without limitation, sanitary and industrial sewer services, required by the Company or any Subsidiary in the operation of the business of the Company and its Subsidiaries.

(r) Brokers, Finders, Etc. Neither the Company nor any of its Subsidiaries has employed, or is subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission in connection with such transactions.

(s) Receivables; Inventories.

(i) The Receivables reflected on the Recent Financial Statements (and those arising in the Ordinary Course of Business after the date thereof through the Effective Time) are valid and were incurred in the Ordinary Course of the Business and are (a) not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course of the Business and (b) except as and to the extent of the bad debt reserve, if any, reflected on the Recent Financial Statements, collectible in accordance with their terms.

(ii) Except as specifically reserved for in the Recent Financial Statements, the Inventories do not consist of items that are obsolete or damaged or any items held on consignment. Neither the Company nor any of its Subsidiaries is under any obligation or liability with respect to accepting returns of items of Inventory or merchandise in the possession of their customers other than in the Ordinary Course of Business. Schedule 5.1(s) contains a complete list of the addresses of all warehouses and other facilities in which the Inventories are located. Except as specifically reserved for in the Recent Financial Statements, the Inventories are suitable and usable for the purposes for which they are intended and, with respect to finished goods, are in a condition such that they can be sold in the Ordinary Course of the Business.

(t) Employee Benefits.

(i) Each Employee Benefit Plan (and each related trust, insurance contract, or other funding vehicle) is identified on Schedule 5.1(t) and complies in form and in operation with the applicable requirements of ERISA, the Code, and other applicable laws, rules and regulations, and, to Company’s knowledge, no event has occurred that will or could cause any Employee Benefit Plan to fail to comply with such requirements.

(ii) All required reports and descriptions (including but not limited to Form 5500 Annual Reports, summary annual reports, PBGC 1s, and summary plan descriptions) have been filed or distributed appropriately with respect to each Employee Benefit Plan. The requirements of Part 6 of Subtitle B of Title I of ERISA and of Code § 4980B have been met with respect to each Employee Benefit Plan that is subject to them.

(iii) All contributions (including all employer contributions, employee salary reduction contributions and other contributions) that are due prior to the Effective Time have been timely paid to each Employee Benefit Plan, and all contributions for any period ending on or before the Effective Time and are not yet due have been paid to each Employee Pension Benefit Plan or accrued in accordance with the past custom and practice of the Controlled Group. All required premiums or other payments for all periods ending on or before the Effective Time have been timely paid with respect to each Employee Benefit Plan.

(iv) Each Employee Benefit Plan that is an Employee Pension Benefit Plan and is intended to be “qualified” under Code § 401(a) has received a current favorable determination letter from the Internal Revenue Service (or has been timely submitted to the Internal Revenue Service for a current favorable determination letter), and the Company has no knowledge of any fact, situation, circumstance, condition or occurrence that would or could adversely affect the qualified status of any such Employee Benefit Plan.

(v) Each Employee Benefit Plan that is an Employee Pension Benefit Plan is a defined contribution plan. Neither the Company nor any member of the Controlled Group has ever maintained or contributed to any Employee Pension Benefit Plan that is subject to Title IV or ERISA, Section 412 of the Code or Section 302 of ERISA. No Employee Benefit Plan is a Multiemployer Plan and the Company and each member of the Controlled Group have never contributed to a Multiemployer Plan. The Company may amend or terminate (or, if applicable, terminate its participation in) all of the Employee Benefit Plans at any time.

(vi) The Company has delivered to Parent correct and complete copies of the plan documents and summary plan descriptions, summaries of material modification that have not yet been incorporated into the summary plan descriptions, award agreements, summaries of outstanding awards, the most recent determination letter received from the IRS, the three most recent Form 5500 Annual Reports and all attachments thereto, the most recent plan financial statements, a report of current premium costs, with the employer- and employee-paid portions identified, and all related trust agreements, insurance contracts, and other funding agreements which implement each such Employee Benefit Plan, together with any material correspondence from any government authority regarding the Employee Benefit Plan.

(vii) There have been no Prohibited Transactions with respect to any Employee Benefit Plan. No fiduciary has any Liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any Employee Benefit Plan. No Action with respect to the administration or the investment of the assets of any Employee Benefit Plan is pending or, to the Company’s knowledge, threatened and neither the Company nor any of its Subsidiaries has acknowledge of any basis for any such Action. There is no pending or, to the Company’s knowledge, threatened claim against or under any Employee Benefit Plan, other than claims for benefits in the Ordinary Course of Business. To the Company’s knowledge, no Employee Benefit Plan is being investigated or audited by any Governmental Authority.

(viii) Neither the Company nor any member of the Controlled Group maintains or ever has maintained or contributes, ever has contributed, or ever has been required to contribute to any Employee Welfare Benefit Plan providing medical, health, or life insurance or other welfare type benefits for current or future retired or terminated employees, their spouses, or their dependents (other than in accordance with Code § 4980B or health care continuation provisions of applicable state law).

(ix) Except as disclosed on Schedule 5.1(t), the transactions contemplated by this Agreement will not entitle any employee of the Controlled Group to any type of payment, any increase in payments or the acceleration of the time of payment or vesting of any compensation or benefits under any Employee Benefit Plan, or to any payment that would be an “excess parachute payment” under Code § 280G.

(x) Schedule 5.1(t) sets forth the amount of, and Persons entitled to receive, Success Payments, if any.

(u) Affiliate Transactions. All contracts, agreements and other transactions between the Company or any of its Subsidiaries, on the one hand, and any officer, director, stockholder or employee (or Affiliate of any such officer, director, stockholder or employee) or other Affiliate thereof (including, without limitation, the Woodcraft Entities), on the other hand, that are currently in effect are listed on Schedule 5.1(u). Except as set forth on Schedule 5.1(u), neither any officer, director, stockholder or employee of the Company or its Subsidiaries (or any Affiliate thereof), nor any spouse, child or other relative of any of such persons (or any Affiliate thereof), owns, or has any interest, directly or indirectly, in any of the Real Property or other assets owned by, leased to or otherwise used by the Company or its Subsidiaries.

(v) Subsidiaries. Schedule 5.1(v), contains a list of all Subsidiaries of the Company, and sets forth the legal form and jurisdiction of incorporation of each such Subsidiary and the amount of the equity interest owned, directly or indirectly, by the Company. All of the outstanding shares of capital stock or other equity interests of each of the Subsidiaries of the Company have been duly authorized and validly issued and are fully paid and non-assessable, are not subject to any preemptive rights and are owned by the Company, directly or indirectly, free and clear of all Liens, except those securing indebtedness to be discharged at Closing. There are no outstanding options, conversion rights, phantom stock plans, warrants or other rights in existence to acquire from any of the Subsidiaries any of such Subsidiaries capital stock or other equity interests. Any equity interest owned by Company or any Subsidiary is also shown on Schedule 5.1(v). Neither the Company nor any of its Subsidiaries owns any equity interest in any competitor, supplier or customer thereof.

(w) Disclosure. None of the representations or warranties contained in this Section 5.1 (including the Schedules referred to herein), and none of the other information or documents furnished to Parent or any of its representatives by the Company, its Subsidiaries or its representatives pursuant to the terms of this Agreement, is false or misleading in any material respect or omits to state a fact herein or therein necessary to make the statements herein or therein not misleading in any material respect. None of the information supplied or to be supplied by the Company or any of its Subsidiaries for inclusion in the Form S-4 or the Proxy Statement will (i) in the case of the Form S-4, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing provisions of this Section 5.1(w), no representation or warranty is made by Company or any Subsidiary with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Parent or Merger Sub or its agents for inclusion or incorporation by reference therein.

5.2 Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Company (except as specifically set forth in the corresponding Section of disclosure schedules attached hereto (the “Parent Disclosure Schedules”)), as of the date hereof and, except for representations and warranties that speak as of a specific date other than the Closing Date, as of the Closing Date, as follows:

(a) Incorporation; Authorization; Etc. Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Illinois. Each of Parent and Merger Sub has full corporate power to execute and deliver this Agreement, to perform its respective obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance of Parent’s and Merger Sub’s obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or other proceedings on the part of Parent and Merger Sub, their respective Board of Directors and Board of Managers, and their respective stockholders or members. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the charter or by-laws or similar organizational instrument of Parent, Merger Sub or any of their respective Subsidiaries, or (b) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien upon any of Parent’s, Merger Sub’s or any of their respective Subsidiaries’ assets or properties pursuant to, any Lien, lease, agreement, instrument, order, arbitration award, judgment or decree to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which Parent, Merger Sub or any of their respective Subsidiaries is bound. This Agreement has been duly executed and delivered by Parent and Merger Sub, and, assuming the due execution hereof by the Company, this Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

(b) Brokers, Finders, Etc. Neither Parent nor Merger Sub has employed, nor is Parent or Merger Sub subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement who might be entitled to a fee or commission from the Company or any of its Affiliates in connection with such transactions.

(c) Capitalization.

(i) The entire authorized capital stock of Parent consists of 810,000,000 shares of capital stock of which, as of October 31, 2005, 146,112,453 shares were issued and outstanding. As of December 31, 2005, the number of Parent Shares issued and outstanding on a fully-diluted basis, assuming the exercise or conversion of all outstanding and vested and unvested options, warrants, stock appreciation and other rights to acquire securities is approximately 151,000,000.

(ii) All issued and outstanding Parent Shares: (A) have been duly authorized and validly issued; (B) are fully paid and nonassessable; and (C) were issued in compliance with all applicable state and federal laws concerning the issuance of securities. Other than as disclosed in the Parent SEC Reports or set forth on Schedule 5.2(c)(ii), there are no options, warrants, purchase rights, subscription rights, conversion or exchange rights or other contracts or commitments that could require the Parent to issue, sell or otherwise cause to become outstanding any of its capital stock. Other than as set forth on Schedule 5.2(c)(ii), there are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to Parent.

(d) SEC Reports; Financial Statements.

(i) Since December 31, 2004, Parent has filed all forms, reports and documents with the SEC required to be filed by it pursuant to the federal securities laws and the SEC rules and regulations thereunder, all of which complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Parent SEC Reports”). None of the Parent SEC Reports, including, without limitation, any financial statements or schedules included therein, at the time filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(ii) The consolidated balance sheets and the related consolidated statements of income, stockholders’ equity (deficit) and cash flows (including the related notes thereto) of Parent included in the Parent SEC Reports (collectively, “Parent Financial Statements”) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a basis consistent throughout the periods involved (except as otherwise noted therein or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and present fairly the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates, and the consolidated results of their operations and their cash flows for the periods presented therein (subject, in the case of the unaudited interim financial statements, to normal and recurring year-end adjustments).

(e) Information Supplied. None of the information supplied or to be supplied by Parent or Merger Sub for inclusion in the Form S-4 or the Proxy Statement will (i) in the case of the Form S-4, at the time it becomes effective or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) in the case of the Proxy Statement, at the time of the mailing of the Proxy Statement and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Form S-4 will (with respect to Parent and Merger Sub) comply as to form in all material respects with the requirements of the Securities Act. Notwithstanding the foregoing provisions of this Section 5.2(e), no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by the Company or its agents for inclusion or incorporation by reference therein.

(f) SEC Correspondence. Parent has delivered or made available all SEC comment letters and any notice of violation received by Parent from the SEC during the last three (3) years.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

6.1 Conduct of Business.

(a) The Company covenants and agrees that, during the period from the date of this Agreement to the Effective Time (unless the Parties shall otherwise agree in writing and except as otherwise contemplated by this Agreement) it will, and will cause each of its Subsidiaries to, (i) conduct its operations in the Ordinary Course of Business, with no less diligence and effort than would be applied in the absence of this Agreement, (ii) seek to preserve intact its current business organizations, (iii) use its reasonable best efforts to keep available the service of its current officers and employees and preserve its relationships with customers, suppliers and others having business dealings with it, and (iv) timely file all Tax returns in accordance with past practices and proceedings.

(b) Without limiting the generality of the foregoing, and except as otherwise permitted in this Agreement, prior to the Effective Time, the Company shall not, and shall cause each of its Subsidiaries not to, without the prior written consent of Parent:

(i) accelerate, amend or change the period of exercisability or vesting of any outstanding options or other rights granted under any stock option plan, reprice options granted under any stock option plan or authorize cash payments in exchange for any options or other rights granted under any of such plans, as the case may be, except to the extent required under any stock option plan or any individual agreement as in effect on the date hereof;

(ii) except for shares to be issued upon exercise of outstanding Company Purchase Rights issue, deliver, sell, dispose of, pledge or otherwise encumber, or authorize or propose the issuance, sale, disposition or pledge or other encumbrance of (A) any additional shares of capital stock of any class, or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for any shares of capital stock, or any rights, warrants, options, calls, commitments or any other agreements of any character to purchase or acquire any shares of capital stock or any securities or rights convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, or (B) any other securities in respect of, in lieu of, or in substitution for shares outstanding on the date hereof;

(iii) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any of the outstanding Fully-Diluted Company Common Shares unless contractually required to do so by previously entered into agreements;

(iv) split, combine, subdivide or reclassify any shares of its capital stock, set aside for payment or pay any dividend, or make any other actual, constructive or deemed distribution in respect of any shares of its capital stock or otherwise make any payments to stockholders in their capacity as such;

(v) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger and to facilitate the Merger as provided for herein);

(vi) adopt any amendments to its articles of incorporation or by-laws or other charter documents or by-laws or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its Subsidiaries;

(vii) incur any Indebtedness or guarantee any such Indebtedness or make any loans, advances or capital contributions to, or investments in, any other Person, except with respect to (i) existing credit facilities, (ii) employee loans made in the Ordinary Course of Business or (iii) and loans made to a senior officer on terms requiring payment at or prior to the Effective Time;

(viii) except as described on Schedule 6.1 with respect to the Company’s 2003 Federal income tax returns, make, change or revoke any Tax election, file any amended Tax Return, settle or compromise any federal, state, local or foreign Tax liability or change (or make a request to any taxing authority to change) its method of accounting for Tax purposes, enter into a closing agreement with any taxing authority, surrender any right to claim a refund for Taxes, consent to an extension of the statute of limitations applicable to any Tax claim or assessment, or take any other similar action (or omit to take any action), if such election, change, amendment, agreement, settlement, surrender, consent or action or omission could have the effect of increasing the Tax liability of the Company after the Closing Date;

(ix) enter into any strategic alliance or joint marketing arrangement or agreement other than routine alliances, arrangements or agreements;

(x) pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) or litigation (whether or not commenced prior to the date of this Agreement);

(xi) except as required by applicable law or this Agreement, call or hold any meeting of stockholders of the Company;

(xii) engage in any practice, take any action, fail to take any action or enter into any transaction which could cause any representation or warranty of the Company to be untrue in any material respect;

(xiii) enter into any contract or agreement which, if entered into prior to the date of this Agreement, would constitute a Scheduled Contract;

(xiv) take any action that if taken during the period from date of the Recent Financial Statements through the date of this Agreement would have resulted in a breach of Section 5.1(g);

(xv) terminate any employee listed on Schedule 7.3(j);

(xvi) authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or

(xvii) take any action if such action could reasonably be expected to result in the Merger not qualifying as a “reorganization” within the meaning of Code section 368(a).

(c) Between the date hereof and the Effective Time, the Company shall not and shall procure that its Subsidiaries shall not (without the prior written consent of Parent) (A) except for normal increases in the Ordinary Course of Business that, in the aggregate, are not inconsistent with customary historical anniversary increases, but in no event shall be greater than 3% per individual, or as required by the terms of any contract disclosed pursuant to this Agreement, increase the compensation or remuneration, bonus or other benefits payable or provided or to become payable or to be provided to any director, officer, other employee, consultant or independent contractor; (B) except as required to comply with applicable Law, pay or agree to pay any pension, retirement allowance or other payment or employee benefit not provided for by (or in a manner or at a time not provided in) any of the existing benefit, severance (including early retirement and redundancy), pension or employment plans, agreements or arrangements as in effect on the date hereof to any such director, officer or employee, whether past or present; (C) enter into any new or amend any existing employment, consulting, non-solicitation, non-competition, confidentiality or severance (including early retirement and redundancy) agreement with or for the benefit of any such director, officer, employee or independent contractor; (D) except as may be required to comply with applicable Law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance (including early retirement and redundancy) plan, benefit arrangement, or similar plan or arrangement, which was not in existence on the date hereof, or amend, terminate or change the terms of such plans or agreements or any funding policies or assumptions for any such plan or arrangement in existence on the date hereof if such amendment, termination or change would have the effect of enhancing any benefits thereunder or increasing the cost thereof to the Company or any Subsidiary thereof, as the case may be, or (E) increase the total head count of the Company and its Subsidiaries in an amount greater than an increase in the Ordinary Course of Business.

(d) Between the date hereof and the Effective Time, the Company will use commercially reasonable best efforts to maintain in full force and effect all of its and its Subsidiaries presently existing policies of insurance or insurance comparable to the coverage afforded by such policies. All intercompany payables and receivables due and owing between the Company and its Subsidiaries (other than the Woodcraft Entities), on the one hand, and the Woodcraft Entities, on the other hand, shall be paid down to zero or forgiven prior to the Effective Time in a manner that does not create a tax liability to the Company and its Subsidiaries (other than the Woodcraft Entities). Prior to the Effective Time, the Company

shall (i) liquidate its investments in those entities set forth in Schedule 6.1(d) and (ii) cause to be paid in full all amounts due and owing to the Company or any Subsidiary from any Affiliate (or any family member thereof) or executive officer.

6.2 No Solicitation.

(a) The Company shall immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any Persons conducted heretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any proposed, potential or contemplated Acquisition Proposal.

(b) From and after the date hereof, without the prior written consent of Parent, the Company will not, will not authorize or permit any of its Subsidiaries to, and shall use its reasonable best efforts to cause all of its and their respective officers, directors, employees, financial advisors, agents or representatives (each a “Representative”) not to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to an Acquisition Proposal from any Person, or engage in any discussion or negotiations relating thereto or accept any Acquisition Proposal. The Company will as promptly as practicable communicate to Parent any inquiry received by it relating to any actual or potential Acquisition Proposal and the material terms of any such inquiry or proposal, including the identity of the Person making the same. The Company shall as promptly as practicable inform Parent of any developments with respect to the foregoing.

(c) The Company agrees not to release any Person from, or waive any provision of, any standstill agreement to which it is a party or any confidentiality agreement between it and another Person who has made, or who may reasonably be considered likely to make, an Acquisition Proposal or who the Company or any of its Representatives have had discussions with regarding a proposed, potential or contemplated Company Acquisition Transaction.

(d) For purposes of this Agreement:

(i) “Acquisition Proposal” shall mean, with respect to the Company, any inquiry, proposal or offer from any Person relating to any (A) direct or indirect acquisition or purchase of a business of the Company or any of its Subsidiaries, (B) direct or indirect acquisition or purchase of any class of equity securities of the Company or any of its Subsidiaries (other than pursuant to an exercise of Company Purchase Rights outstanding as of the date hereof), (C) tender offer or exchange offer that if consummated would result in any Person beneficially owning capital stock of the Company, or (D) merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries.

(ii) Each of the transactions referred to in clauses (A) through (D) of the definition of Acquisition Proposal, other than any such transaction to which Parent or any of its Subsidiaries is a party, is referred to herein as a “Company Acquisition Transaction.”

6.3 Preparation of Form S-4 and Proxy Statement; Stockholder Meeting.

(a) Promptly following the date of this Agreement, the Company shall prepare the proxy statement with respect to the vote by the Company’s stockholders with respect to the Merger and the other transactions contemplated by this Agreement (the “Proxy Statement”), and Parent shall prepare and file with the SEC the Form S-4 to register the Parent Shares to be issued in the Merger (the “Form S-4”). Parent and the Company shall each use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. The Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any state in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities laws in connection with the registration and qualification of the Parent Common Stock to be issued in the Merger, and the Company shall furnish all information relating to the Company and its stockholders as may be reasonably requested in connection with any such action. The information provided and to be provided by Parent, Merger Sub and the Company, respectively, (i) for use in the Form S-4, at the time the Form S-4 becomes effective, shall be true and correct in all material respects and shall not omit to state a material fact required to be stated therein or necessary to make such information not misleading and (ii) for use in the Proxy Statement, on the date the Proxy Statement is mailed to the Company’s stockholders and on the date of the Stockholders Meeting referred to below, shall be true and correct in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make such information, in the light of the circumstances under which the statements therein were made, not misleading, and the Company and Parent each agree to correct any information provided by it for use in the Form S-4 and the Proxy Statement which shall have become false or misleading.

(b) All mailings to the Company’s stockholders in connection with the Merger, including the Proxy Statement, shall be subject to the prior review, comment and approval of Parent (such approval not to be unreasonably withheld or delayed).

(c) The Company will, as promptly as practicable following the date of this Agreement and in consultation with Parent, duly call, give notice of,

convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of acting upon this Agreement and the Transactions to the extent required by the WVBCA. The Company will, through its board of directors, recommend to its stockholders approval of the foregoing matters. Any such recommendation shall be included in the Proxy Statement. The Company will use its best efforts to hold such meeting as soon as practicable after the Form S-4 shall have been declared effective.

6.4 Access to Information. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to officers, employees, counsel, accountants and other authorized representatives of Parent (the “Authorized Representatives”) reasonable access, during normal business hours throughout the period prior to the Effective Time, to its Real Property, assets, books and records and, during such period, shall and shall cause each of its Subsidiaries to furnish promptly to such Authorized Representatives all information concerning their business, Real Property, assets and personnel; provided, that no investigation pursuant to this Section 6.4 shall affect or be deemed to modify any of the representations or warranties made by the Company. The Company acknowledges that Parent may request full and complete access and cooperation of the Company and its personnel for additional due diligence, including Phase II investigation of the Real Property, and agrees to provide any support and to take any actions reasonably requested by Parent in this regard. Parent agrees to treat any and all information provided pursuant to this Section 6.4 in compliance with the terms of that certain Confidentiality Agreement, entered by and between the Company and Parent, dated October 31, 2005 (as amended, the “Confidentiality Agreement”). Parent shall promptly deliver to Company true and complete copies of all reports, including exhibits, attachments and schedules thereto which relate to the ownership of any Company Owned Real Property (including title reports and surveys) or the condition thereof with respect to any environmental laws received by or on behalf of Parent or by or on behalf of any Person, attorney, accountant, agent or independent contractor acting for or on behalf of Parent. Any entry by Parent, its Authorized Representatives, onto any of the Real Property, whether prior to or after the date of this Agreement, shall be subject to the conditions that:

(a) Such entry shall be without cost or expense to the Company;

(b) Parent shall, or shall cause its Authorized Representatives to return each test location to substantially its original condition; and

(c) Parent shall indemnify and hold the Company harmless from and against any and all claims for injuries to persons or property or other liability arising out of or related to the activities of Parent or its Authorized Representatives on any of the Real Property including any claims relating to physical damage to the Real Property, in either case caused by the acts or omissions of Parent or any of its Authorized Representatives while on the Real Property prior to Closing, unless such claims or damage results from the gross neglect or willful misconduct of the Company; provided, nothing herein shall be deemed to mitigate the indemnity obligations of the Fully-Diluted Stockholders herein. Parent’s obligation to so indemnify the Company pursuant to the foregoing provisions shall survive the termination of this Agreement.

6.5 Publicity. The Parties agree that they will consult with each other concerning any proposed press release or public announcement pertaining to this Agreement or the Merger in order to agree upon the text of any such press release or the making of such public announcement, which agreement shall not be unreasonably withheld, except as may be required by applicable Law or by obligations pursuant to any listing agreement with a national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to consult in good faith with Parent or the Company, as applicable, before issuing any such press release or making any such public announcement.

6.6 Representations and Warranties. Each of the Company and Parent shall give prompt notice to the other of any circumstances that would cause any of their respective representations and warranties set forth in Section 5.1 or 5.2, as the case may be, not to be true and correct in all material respects at and as of the Effective Time; provided, that delivery of such notice shall not cure or be deemed to cure any breach of a representation or warranty.

6.7 Filings; Reasonable Best Efforts to Consummate Transactions. Subject to the terms and conditions herein provided, the Parties shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act or any other antitrust or competition laws of any applicable jurisdiction, and any other applicable law with respect to this Agreement and the transactions contemplated hereby; (b) cooperate in the preparation of such filings or submissions; and (c) use their reasonable best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement as soon as practicable. The Company shall use its reasonable best efforts to transfer any Environmental Permit prior to the Effective Time as required by Environmental Laws.

6.8 Documents to be Delivered Upon Signing. On the date hereof, the applicable Party shall cause the following to be delivered:

(a) The Company shall cause the Principal Stockholders to deliver an executed copy of the Voting Agreements and each Option Agreement;

(b) The Company shall deliver an executed copy of each Voting Agreement and each Option Agreement; and

(c) Copies of the resolutions of the respective Board of Directors of Parent and the Company authorizing this Agreement, the Merger and the transactions contemplated hereunder.

6.9 Tax Matters.

(a) Subject to Section 8.1, the Fully-Diluted Stockholders shall, jointly and severally, indemnify Parent, the Company and the Surviving Entity for all Taxes of the Company (including Taxes of any other person for which the Company is liable as a result of transferee liability, joint and several liability, under a contract, or otherwise) other than Company Taxes, if any, that arise as a result of the Merger or the Subsequent Merger (which shall not be the responsibility of the Fully-Diluted Stockholders) to the extent such Taxes are not adequately provided for as current taxes on the Company’s Recent Financial Statements (i) for taxable periods ending on or before the Closing Date and (ii) for any period not ending on or before the Closing Date, for the portion of any Taxes attributable to the period ending on the Closing Date.

(b) For any period that includes but does not end on the Closing Date, (i) liability for any Taxes determined by reference to income, capital gains, gross income, gross receipts, sales, net profits, windfall profits or similar items or resulting from a transfer of assets shall be allocated between the Fully-Diluted Stockholders and the Company based on the date on which such items accrued; and (ii) liability for all other Taxes shall be allocated between the Fully-Diluted Stockholders and the Company, pro rata based on the number of days in the taxable period for which each party is liable for Taxes hereunder.

(c) The Holders Representative shall cause the Company to prepare and file all Tax Returns of the Company due on or prior to the Closing Date, which returns and reports shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and reports and in a manner consistent with prior practice with respect to the treatment of specific items on the returns or reports; provided, however, that if the treatment of an item on any such return or report has not been provided by prior practice, the Holders Representative shall cause the Company to report such items in a manner that would result in the least amount of Tax liability to the Company and Parent for periods ending after the Closing Date. Parent shall cause the Company to prepare and file all Tax Returns of the Company due after the Closing Date, which returns and reports, to the extent they relate to taxable periods beginning prior to, but including the Closing Date, and for the purpose of determining the liability for Taxes of the Fully-Diluted Stockholders, shall be prepared and filed timely and on a basis consistent with existing procedures for preparing such returns and in a manner consistent with prior practice with respect to the treatment of specific items on the returns and reports, unless such treatment does not have sufficient legal support to avoid the imposition of penalties. In the event the Fully-Diluted Stockholders are liable under Section 6.9(a) hereof for Taxes due in connection with the returns described in the preceding sentence, the Fully-Diluted Stockholders shall pay the amount of such liability to the Company immediately upon request or at least three (3) business days prior to the filing of such returns, whichever is later.

(d) Parent, the Company and the Holders Representative shall provide each other with such assistance as may reasonably be requested by the others in connection with the preparation of any Tax Return, any audit or other examination by any taxing authority, or any judicial or administrative proceedings relating to liabilities for Taxes. Such assistance shall include making employees available on a mutually convenient basis to provide additional information or explanation of material provided hereunder and shall include providing copies of relevant tax returns and supporting material. The party requesting assistance hereunder shall reimburse the assisting party for reasonable out-of-pocket expenses incurred in providing assistance. Parent, the Company and the Holders Representative will retain for the full period of any statute of limitations and provide the others with any records or information which may be relevant to such preparation, audit, examination, proceeding or determination.

(e) If in connection with any examination, investigation, audit or other proceeding in respect of any Tax Return covering the operations of the Company on or before the Closing Date, any Governmental Authority issues to the Company a written notice of deficiency, a notice of reassessment, a proposed adjustment, an assertion of claim or demand concerning the taxable period covered by such return, Parent or the Company shall notify the Holders Representative of its receipt of such communication from the Governmental Authority within thirty (30) business days after receiving such notice of deficiency, reassessment, adjustment or assertion of claim or demand. No failure or delay of Parent or the Company in the performance of the foregoing shall reduce or otherwise affect the obligations or liabilities of the Fully-Diluted Stockholders pursuant to this Agreement, except to the extent that such failure or delay shall preclude the Holders Representative from defending against any liability or claim for Taxes that the Fully-Diluted Stockholders are obligated to pay hereunder. Except as provided below, the Holders Representative shall, at its expense, have the nonexclusive right to participate in the contest of any such assessment, proposal, claim, reassessment, demand or other proceedings in connection with any Tax Return covering taxable periods of the Company ending on or before the Closing Date. Parent and the Company will not be obligated to settle or resolve any issue related to Taxes for such a period, which, if so settled or resolved, could have an effect on the Company or Parent for periods after the Closing Date, unless the Holders Representative agrees in writing with Parent and the Company, in terms reasonably satisfactory to Parent and the Company, that the Fully-Diluted Stockholders shall indemnify Parent, any affiliate of Parent, and the Company from any cost, damage, loss or expense relating to such settlement or resolution. Notwithstanding anything in this Agreement to the contrary, if any examination, investigation, audit or other proceeding relates to a Tax Return for a period that begins before and ends after the Closing Date, Parent and the Company shall solely participate in, control and resolve such examination, investigation, audit or other proceeding, provided that Parent shall communicate with the Holders Representative regarding the status of such examination, investigation, audit or proceeding.

(f) If there is an adjustment to any Tax Return for the Company which creates a deficiency in any Taxes for which the Fully-Diluted Stockholders are liable under the provisions of Section 6.9(a) hereof, the Fully-Diluted Stockholders shall pay to Parent the amount of such deficiency in Taxes. No liability of the Fully-Diluted Stockholders under this Section 6.9(f) shall be payable until the occurrence of any action by any Tax authority that is final or, if not final, is acquiesced in by the Holders Representative during the course of any audit or any proceeding relating to Taxes.

(g) All federal, state, local, foreign and other transfer, sales, use or similar Taxes applicable to, imposed upon or arising out of the transfer of the Company Common Shares or any other transaction contemplated by this Agreement shall be paid by the Parent.

(h) The Fully-Diluted Stockholders shall provide the Parent with any information that Parent requests to allow Parent to comply with Code Section 6043A or any other information reporting requirements under the Code or other applicable law.

(i) At or prior to the Effective Time, the Parent shall have received a certificate duly completed and executed pursuant to Sections 1.897-2(h) and 1.1445-2(c) of the Treasury Regulation, certifying that the shares of the Company are not United States real property interests within the meaning of Section 897(c) of the Code.

6.10 Plan of Reorganization. This Agreement is intended to constitute a “plan of reorganization” within the meaning of section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

6.11 Directors’ and Officers’ Indemnification.

(a) From and after the Effective Time, Parent, the Surviving Entity and the Company shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present and former director or officer of the Company and of each Subsidiary of the Company and each such person who served at the request of the Company or any Subsidiary of the Company as a director, officer, trustee, partner, fiduciary, employee or agent of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (collectively, the “Company Indemnified Parties”) against all costs and expenses (including without limitation reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and settlement amounts paid in connection with any claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), whether civil, administrative, criminal or investigative, arising out of or pertaining to any action or omission in their capacities as officers or directors, in each case occurring at or before the Effective Time (including without limitation the transactions contemplated by this Agreement), in each case, to the fullest extent permitted by the WVBCA or any other applicable laws or to the fullest extent permitted under the Company’s articles of incorporation and bylaws). Without limiting the foregoing, in the event of any such claim, action, suit, proceeding or investigation, (i) the Company, Parent or the Surviving Entity, as the case may be, shall pay the reasonable fees and expenses of counsel selected by any Company Indemnified Party promptly after statements therefor are received and (ii) the Company, Parent and Surviving Entity shall cooperate in the defense of any such matter; provided, however, that neither the Company, Parent nor the Surviving Entity shall be liable for any settlement effected without its written consent, which consent shall not be unreasonably withheld. Notwithstanding anything else in this Section 6.11 to the contrary, in no event shall Parent, the Surviving Entity or the Company be obligated to indemnify any Company Indemnified Party for any loss incurred by a Company Indemnified Party arising from any claim by a Principal Stockholder or any partner, fiduciary, employee, officer or agent thereof in its capacity as a stockholder of the Company. Notwithstanding the foregoing, in no event shall Parent, the Surviving Entity or the Company have any indemnity obligations under this Section 6.11 with respect to any claims arising from, or in connection with, the consummation of (i) the Woodcraft Transaction (as hereafter defined) or (ii) the Real Estate Disposition (as hereafter defined).

(b) For a period of three (3) years after the Effective Time, Parent shall cause to be maintained in effect the current directors’ and officers’ liability insurance policies maintained by the Company (or policies that are materially similar thereto) with respect to claims arising from facts or events that occurred at or prior to the Effective Time; provided, however, that in no event shall Parent be required to expend pursuant to this Section 6.11 more than an amount per year equal to 200% of current annual premiums paid by the Company and its Subsidiaries for such insurance.

6.12 Post-Closing Obligation. As soon as reasonably practicable after the Merger, Parent shall cause the Surviving Entity to merge into a direct, wholly-owned limited liability company with such limited liability company as the surviving entity (the “Subsequent Merger”).

ARTICLE VII

CONDITIONS

7.1 Conditions to Each Party’s Obligations. The respective obligations of each Party to consummate the Merger are subject to the satisfaction or waiver by each of the Parties of the following conditions:

(a) no judgment, order, decree, statute, law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other legal restraint or prohibition shall be in effect which (i) has the effect of making the consummation of the Merger or the other transaction contemplated hereby illegal, (ii) materially restricts, prevents or prohibits consummation of the Merger or any of the transactions contemplated hereby or (iii) would impair the ability of Parent to own the outstanding shares of the Surviving Entity, or operate its or any of its Subsidiaries’ businesses (including the businesses of the Surviving Entity or any of its Subsidiaries), following the Effective Time (collectively, “Restraints”); and there shall not be pending any suit, action or proceeding by any Governmental Authority or third party which would have any of the foregoing effects; provided, however, that each of the Parties shall have used their reasonable best efforts to prevent the entry of such Restraints and to appeal as promptly as possible any such Restraints that may be entered;

(b) the waiting period(s) under the HSR Act or antitrust or competition laws of any applicable jurisdiction, if applicable, shall have expired; and

(c) the Related Mergers shall have been consummated pursuant to terms and conditions reasonably satisfactory to Parent and the Company.

7.2 Additional Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by the Company to the extent permitted by applicable Law:

(a) (i) the representations and warranties of Parent set forth in Section 5.2 that are qualified as to materiality or Parent Material Adverse Effect shall be true and correct, and (ii) the representations and warranties that are not so qualified shall be true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a Parent Material Adverse Effect, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) Parent and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) Parent shall have delivered to the Company a certificate of any senior executive officer of Parent to the effect that each of the conditions specified in clauses (a) and (b) of this Section 7.2 is satisfied;

(d) Parent shall have obtained all consents, approvals, orders, releases or authorizations (“Consents”) from, and Parent shall have made all filings and registrations (“Filings”) to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for the Company to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, have a Material Adverse Effect;

(e) each of Parent, Merger Sub and the Exchange Agent shall have executed and delivered the Escrow Agreement;

(f) Parent shall have delivered or have caused Merger Sub to deliver the Merger Consideration to the Exchange Agent as provided for in Section 4.3;

(g) the requisite stockholder approval of this Agreement and the Merger shall have been obtained and remain in full force and effect;

(h) the Company shall have received the opinion of Mayer, Brown, Rowe & Maw LLP (or such other counsel engaged by the Company willing to provide such opinion), based upon representations by Parent, Merger Sub and the Company, and subject to reasonable limitations and assumptions, to the effect that, for Federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Mayer, Brown, Rowe & Maw LLP (or such other counsel engaged by the Company willing to provide such opinion), of representations letters from each of Parent and the Company substantially in compliance with IRS advance ruling guidelines, with reasonable and customary modifications thereto and having such other terms as reasonably requested thereby. Each such representation letter shall be signed and dated on or before the date of such opinion by an authorized officer of Parent or the Company, as the case may be, and shall not have been withdrawn or modified in any material respect as of the Effective Time; and

(i) from the date of this Agreement to the Effective Time, there shall not have been any event or development which has had, or could reasonably be expected to have, a Parent Material Adverse Effect.

7.3 Additional Conditions to the Obligations of Parent. The obligations of Parent to consummate the Merger are subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any or all of which may be waived in whole or in part by Parent to the extent permitted by applicable Law:

(a) (i) the representations and warranties of the Company set forth in Section 5.1 that are qualified as to materiality or Material Adverse Effect shall be true and correct, and (ii) such representations and warranties that are not so qualified shall be true and correct in all material respects, except where any such failure to be true and correct would not individually or in the aggregate result in a Material Adverse Effect, in each case as of the date of this Agreement, and as of the Effective Time with the same force and effect as if made on and as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date);

(b) the Company and its Subsidiaries shall have performed or complied in all material respects with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Effective Time;

(c) from the date of this Agreement to the Effective Time, there shall not have been any event or development which has had, or could reasonably be expected to have, a Material Adverse Effect;

(d) the Company shall have delivered to Parent a certificate of its Chief Executive Officer and Chief Financial Officer to the effect that each of the conditions specified in clauses (a) and (b) of this Section 7.3 is satisfied;

(e) the Company shall have obtained all Consents from, and the Company shall have made all Filings to or with, any Person, including without limitation any Governmental Authority, necessary to be obtained or made in order for Parent to consummate the Merger, unless the failure to obtain such Consents or make such Filings would not, individually or in the aggregate, have a Material Adverse Effect;

(f) the requisite stockholder approval of the Company’s stockholders of this Agreement and the Merger shall have been obtained and remain in full force and effect;

(g) each of the Company and the Holder’s Representative shall have executed and delivered the Escrow Agreement;

(h) not more than 5% of the Company Common Shares outstanding as of the Effective Time shall constitute Dissenting Shares;

(i) prior to the Effective Time, the Company shall have effectuated (i) the disposition of the Woodcraft Entities through either (A) a distribution of the entities or (B) one or more forward cash mergers or other transactions treated as a sale of the assets of the Woodcraft Entities for federal income tax purposes or (C) a sale of the Woodcraft Entities or a cash reverse subsidiary merger, in each case, on terms and conditions mutually satisfactory to Parent and the Company (the “Woodcraft Transaction”), (ii) the Real Estate Disposition on terms and conditions mutually satisfactory to Parent and the Company and (iii) the sale of the securities set forth on Schedule 6.1(d);

(j) the Company shall have entered into employment agreements with each of the individuals listed on Schedule 7.3(j) in form and substance reasonably acceptable to Parent;

(k) each of Tres Investments Company and S. Byrl Ross Enterprises, Inc. shall have made Stock Elections with respect to all of the Company Common Shares owned thereby;

(l) Parent and Merger Sub shall have received the opinion of Winston & Strawn LLP, counsel to Parent, based upon representations by Parent, Merger Sub and the Company, and subject to reasonable limitations and assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Winston & Strawn LLP of representations letters from each of Parent and the Company substantially in compliance with IRS advance ruling guidelines, with reasonable and customary modifications thereto and having such other terms as reasonably requested thereby. Each such representation letter shall be signed and dated on or before the date of such opinion by an authorized officer of Parent or the Company, as the case may be, and shall not have been withdrawn or modified in any material respect as of the Effective Time; and

(m) the Holder’s Representative shall have delivered to Parent a certificate certifying as to the aggregate amount of tax liabilities incurred or to be incurred by the Company or its Subsidiaries arising in connection with, or related to, the consummation of the Woodcraft Transaction and the Real Estate Disposition which aggregate amount shall be satisfactory to Parent.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION

8.1 Survival Periods. The respective representations and warranties of the Parties set forth in this Agreement shall survive the Effective Time and will remain in full force and effect for the 18 month period following the Effective Time. The covenants set forth herein shall survive in accordance with their terms. Neither the period of survival nor any liability of the Fully-Diluted Stockholders pursuant to the Escrow Agreement with respect to the Company’s covenants, representations and warranties shall be reduced by any due diligence or other investigation made by Parent or Merger Sub at any time or by the disclosure of any facts or circumstances to Parent or Merger Sub (whether prior to or after the date of this Agreement). Parent’s rights under this Article VIII and Section 6.9 shall be limited to any amounts held pursuant to the Indemnity Escrow; provided, however, notwithstanding anything else in this Agreement or any disclosure in the Disclosure Schedule to the contrary, none of the limitations set forth in Sections 8.1 and 8.2 shall be applicable, and the Fully-Diluted Stockholders shall indemnify and hold harmless the Parent Indemnified Parties, with respect to any Loss arising in connection with any liability or other fact disclosed in any title report on or survey of the Owned Real Property obtained by Parent prior to the Effective Time.

8.2 Indemnification by the Fully-Diluted Stockholders. From and after the Closing Date, the Fully-Diluted Stockholders shall, jointly and severally, indemnify and hold harmless Parent, the Surviving Entity and its Subsidiaries, each of their respective directors, officers, employees and agents (other than the Fully-Diluted Stockholders), and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Parent Indemnified Parties”) from and against any and all Losses (after giving effect to any after tax effect actually realized by such Parent Indemnified Party) actually paid, incurred or suffered by any of the Parent Indemnified Parties in connection with or arising from (i) any breach by the Company of its covenants and agreements contained herein, (ii) any breach (after giving effect to the disclosures set forth in the Disclosure Schedules) by the Company of its representations and warranties contained herein; (provided, that for purposes of this clause (ii), if any such representation or warranty is qualified by knowledge, materiality, Material Adverse Effect, the word “knowledge”, “material” or by words of similar impact, such qualification or exception will in all respects be ignored and deemed not included in such representation or warranty) and (iii) notwithstanding, and without giving any effect to, the disclosure of any matter set forth in the Disclosure Schedules hereto, any breach of Section 5.1(o) arising from or related to the Company and its Subsidiaries or the Real Property prior to the Effective Time to the extent such Loss is not covered by valid claims previously made under, and prior to the expiration of, that certain insurance policy (#UST92000209) with Lloyds of London (including any condition, violation or alleged violation of Environmental Laws or Environmental Permits or any Release or threatened Release of Hazardous Materials continuing as of the Effective Time); provided, that (A) the Fully-Diluted Stockholders shall be required to indemnify the Parent Indemnified Parties pursuant to Section 8.2(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.2(ii) exceed $500,000 in the aggregate (the “Threshold”); provided, that once the aggregate Losses exceed the Threshold, the Fully Diluted Stockholders shall be liable for the payment of all Losses pursuant to Section 8.2(ii) from the first dollar thereof and not merely the amounts in excess of the Threshold); and (B) any claim for indemnification under this Section 8.2 must be made during the survival period set forth in Section 8.1; provided, further, that the limitations described above in Section 8.2(A) and (B) shall not apply to any Losses resulting from the fraud or intentional misrepresentation of the Company. To the extent that any of the Fully-Diluted Stockholders undertakings set forth in this Section 8.2 may be unenforceable, each of the Fully-Diluted Stockholders shall, pursuant to the Escrow Agreement, contribute the maximum amount that is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Parent Indemnified Parties. Notwithstanding the foregoing, in no event shall the Parent Indemnified Parties be entitled to indemnification for any Loss (i) which, individually, is in an aggregate amount less than $5,000 or (ii) which arises from or relates to the failure to have any Environmental Permit to the extent Parent has not used commercially reasonable efforts to apply for and diligently pursue obtaining such Environmental Permit within the six (6) month period after the Closing.

8.3 Indemnification by Parent. From and after the Closing Date, Parent shall indemnify and hold harmless the Fully-Diluted Stockholders, each of their respective directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Stockholder Indemnified Parties”) from and against any and all Losses (after giving effect to any after tax effect actually realized by such Stockholder Indemnified Parties) actually paid, incurred or suffered by any of the Stockholder Indemnified Parties in connection with or arising from (i) any breach by Parent or Merger Sub of its covenants and agreements contained herein or (ii) any breach by Parent or Merger Sub of its representations and warranties contained herein (provided, that for purposes of this clause (ii), if any such representation or warranty is qualified by materiality, Parent Material Adverse Effect, the word “material” or by words of similar impact, such qualification or exceptions will, in all respects be ignored and deemed not included in such representation or warranty); provided that (A) Parent shall be required to indemnify the Stockholder Indemnified Parties pursuant to Section 8.3(ii) only to the extent that the aggregate Losses indemnifiable pursuant to Section 8.3(ii) exceed the Threshold (provided, that once the aggregate Losses exceed the Threshold, Parent shall be liable for the payment of all Losses from the first dollar thereof and not merely the amounts in excess of the Threshold); and (B) any claim for indemnification under this Section 8.3 must be made during the survival period set forth in Section 8.1; provided, further, that the limitations described in Sections 8.3(A) and (B) shall not apply to any Losses resulting from fraud or intentional misrepresentation of Parent. To the extent that Parent’s undertakings set forth in this Section 8.3 may be unenforceable, Parent shall contribute the maximum amount that is permitted under applicable law to the payment and satisfaction of all indemnifiable liabilities incurred by the Stockholder Indemnified Parties. Notwithstanding the foregoing, in no event shall the Stockholder Indemnified Parties be entitled to indemnification for any Loss which, individually, is in an aggregate amount less than $5,000.

8.4 Third-Party Claims. (a) All claims under Section 8.2 shall be resolved and made in accordance with the procedures provided in the Escrow Agreement.

(b) All claims for indemnification under Section 8.3 involving third party claims against Stockholder Indemnified Parties shall be resolved and made as hereinafter set forth. If a claim by a third party is made against a Parent Indemnified Party or a Stockholder Indemnified Party (an “Indemnified Party”), and if such Indemnified Party intends to seek indemnity with respect thereto under this Article VIII, such Indemnified Party shall promptly notify indemnifying party of such claims. The failure to provide such notice shall not result in a waiver of any right to indemnification hereunder except to the extent the indemnifying party is actually materially prejudiced by such failure. With respect to a claim by a Stockholder Indemnified Party or by a Parent Indemnified Party, Parent shall undertake, conduct and control, through counsel of its own choosing, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith. An indemnifying party shall not, except with the consent of the Indemnified Party, enter into any settlement that (i) does not include as an unconditional term thereof the giving by the Person or Persons asserting such claim to all Indemnified Parties of unconditional release from all liability with respect to such claim or consent to entry of any judgment or (ii) imposes any restriction, condition or obligation on, or requires any undertaking or admission by, the Company, its Subsidiaries or the Indemnified Parties.

8.5 Tax Treatment of Indemnification Payments. All indemnification payments under this Article VIII and under Section 6.9 shall be treated as adjustments to the Merger Consideration.

8.6 Escrow Agreement. In addition to any right or remedy available to Parent hereunder or otherwise, Parent may pursue collection of any indemnification claims against the Fully-Diluted Stockholders under the Escrow Agreement.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the mutual written consent of the Company and Parent.

9.2 Termination by either the Company or Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company or Parent if:

(a) the Merger shall not have been consummated by July 31, 2006 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.2(a) shall not be available to any Party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

(b) if any Restraint shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.2(b) shall not be available to any Party who fails to use commercially reasonable best efforts to remove such Restraint before it becomes final and nonappealable.

9.3 Termination by the Company. This Agreement may be terminated upon written notice to Parent, and the Merger may be abandoned, at any time prior to the Effective Time, by the Company, if Parent shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of Parent shall have become untrue in either case such that (i) the condition set forth in Section 7.2(a) (which section relates to the material accuracy of representations and warranties) or Section 7.2(b) (which section relates to material compliance with covenants and agreements) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within thirty (30) business days following receipt by Parent of notice of such breach or failure to comply.

9.4 Termination by Parent. This Agreement may be terminated upon written notice to the Company, and the Merger may be abandoned, at any time prior to the Effective Time, by the Parent, if:

(a) the Company shall have breached or failed to perform any of the representations, warranties, covenants or other agreements contained in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that (i) the condition set forth in Section 7.3(a) (which section relates to the material accuracy of representations and warranties) or Section 7.3(b) (which section relates to material compliance with covenants and agreements) would not be satisfied as of the time of such breach or as of such time as such representation or warranty shall have become untrue and (ii) such breach or failure to be true has not been or is incapable of being cured within thirty (30) business days following receipt by the breaching Party of notice of such breach or failure to comply; or

(b) any Principal Stockholder shall have breached or failed to perform in any material respect its covenants or other agreements in the applicable Voting Agreement.

(c) Notwithstanding anything else in this Agreement to the contrary, Parent shall deliver written notice to the Holders’ Representative not less than ten (10) Business Days prior to the Effective Time notifying Holders’ Representative that the closing conditions set forth in Article VII for the benefit of Parent have been satisfied or waived (other than such closing conditions set forth in Sections 7.1(a) and (c) and Sections 7.3(b), (f), (g), (i), (j), (k) and (l) (collectively, the “Continuing Conditions”)) and, upon delivery of such written notice, Parent shall have no right to terminate this Agreement due to the failure of any such conditions (other than the Continuing Conditions) to be satisfied as of the Effective Time.

9.5 Effect of Termination. In the event of termination of this Agreement by either Parent or the Company as provided in this Article IX, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of the Parties or their respective Affiliates, officers, directors or stockholders except (i) with respect to the payment of expenses pursuant to Section 10.1, (ii) to the extent that such termination results from the willful breach of a Party of any of its representations or warranties, or any of its covenants or agreements or (iii) with respect to any intentional or knowing misrepresentation in connection with this Agreement or the transactions contemplated hereby.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Payment of Expenses. Subject to the terms and conditions of this Agreement, whether or not the Merger shall be consummated, each of Parent, the Company and each Fully-Diluted Stockholder shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby. The filing fee for the required filing under the HSR Act shall be borne by Parent.

10.2 Modification or Amendment. Subject to the provisions of applicable law, at any time prior to the Effective Time, the Parties hereto, may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective Parties.

10.3 Waiver of Conditions. The conditions to each of the Parties’ obligations to consummate the Merger are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable law.

10.4 Counterparts. For the convenience of the parties hereto, this Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

10.5 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, except for the extent the DGCL, the ILLCA or the WVBCA is applicable and except further to the extent any federal law, rule or regulation is applicable, in which case such federal law, rule or regulation will govern, without giving effect to the principles of conflicts of law thereof.

10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any Party to the other Parties shall be deemed delivered upon actual receipt and shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, reputable overnight courier, or by facsimile transmission (with a confirming copy sent by reputable overnight courier), as follows:

(a)     if to Parent or Merger Sub, to:

Fortune Brands, Inc.

520 Lake Cook Road

Deerfield, IL 60015

Attention: General Counsel

Facsimile: (847) 484-4490

with a copy to:

Winston & Strawn LLP

35 West Wacker Drive

Chicago, IL 60601

Attention: Gregory J. Bynan

Facsimile: (312) 558-5700

(b)     if to the Company, to:

SBR, Inc.

5300 Briscoe Road

Parkersburg, WV 26102

Attention: Samuel B. Ross, II – Chairman

Facsimile: (304) 424-6714

with a copy to (which shall not constitute notice to the Company):

Robinson & McElwee PLLC

700 Virginia St.

Charleston, WV 26101

Attention: William E. Hamb, Esq.

David K. Higgins, Esq.

Facsimile: (304) 344-9566

(c)     if to the Holders Representative, to:

Samuel B. Ross, II

4600 River Road

Vienna, WV 26105

with a copy to (which shall not constitute notice):

Robinson & McElwee PLLC

700 Virginia St.

Charleston, WV 26101

Attention: William E. Hamb, Esq.

David K. Higgins, Esq.

Facsimile: (304) 344-9566

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice.

10.7 Entire Agreement; Assignment. This Agreement, including the Schedules and the Exhibits attached hereto, the Confidentiality Agreement, the Voting Agreements and the Escrow Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof including, but not limited to, the Letter of Intent. This Agreement may not be assigned by operation of law or otherwise.

10.8 Parties in Interest. This Agreement shall be binding upon and inure to the benefit of each Party hereto and their respective successors and assigns. Nothing in this Agreement, express or implied, other than the right to receive the consideration payable in the Merger pursuant to Article IV hereof and the indemnification rights under Article VIII, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

10.9 Headings, Definitions. The Section and Article headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement. All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated. All defined terms and phrases herein are equally applicable to both the singular and plural forms of such terms.

10.10 Obligations of Subsidiary. Whenever this Agreement requires any Subsidiary of a Party to take any action, such requirement shall be deemed to include an undertaking on the part of such Party to cause such Subsidiary to take such action.

10.11 Severability. If any term or other provision of this Agreement is invalid, illegal or unenforceable, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

10.12 Specific Performance. The Parties hereto acknowledge that irreparable damage would result if this Agreement were not specifically enforced, and they therefore consent that the rights and obligations of the Parties under this Agreement may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any Party may have under this Agreement or otherwise.

10.13 Alternate Dispute Resolution: Trial by Jury. IT SHALL BE A CONDITION PRECEDENT TO THE RIGHT OF ANY PARTY TO INSTITUTE LITIGATION THAT THE PARTIES HERETO SHALL FIRST ENGAGE IN MEDIATION IN A GOOD FAITH EFFORT TO RESOLVE ANY CONTROVERSY. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN CONNECTION WITH ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE VOTING AGREEMENTS, THE INDEMNITY ESCROW AGREEMENT OR MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

10.14 Certain Definitions. As used herein the following terms shall have the following meanings and, unless the context otherwise requires, use of the singular form shall include the plural and any gender shall be deemed to include both genders:

“Action” means any claim, mediation, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority or asserted by or against any Person.

“Affiliate” (and, with a correlative meaning, “Affiliated”) shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, or is controlled by, or is under common Control with, such first Person.

“Aggregate Cash Election Amount” means the product of (i) the aggregate number of Cash Election Shares and No Election Shares times (ii) the Per Share Cash Election Consideration.

“Assumed Share Value” means $82.00.

“Beneficially Own” means, with respect to any securities, having “beneficial ownership” as determined under the Exchange Act.

“Business Day” means any day on which banks are not required or authorized to close in Chicago, Illinois.

“Cash” means cash of the Company and its Subsidiaries calculated in accordance with GAAP using the same methods, principles, practices and policies used in the preparation of the Financial Statements, reduced by (i) the amount, if any, received subsequent to October 31, 2005 and prior to the Effective Time from Owens, Exterior Systems, Inc. and/or Norandex, Inc. in payment of the claims filed by Subsidiaries of the Company in the United States Bankruptcy Court for the District of Delaware in the Chapter 11 proceeding involving these and related entities, and (ii) tax liabilities associated with the sale of the securities set forth on Schedule 6.1(d).

“Class B Common Shares” means the shares of Class B common stock of the Company, par value $0.10 per share.

“Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations issued under it, as in effect from time to time.

“Company Common Shares” means, collectively, the Class A Common Shares and the Class B Common Shares.

“Company Intellectual Property” means all Intellectual Property owned by or licensed to the Company or its Subsidiaries or otherwise used in the business of the Company and its Subsidiaries as currently conducted and as contemplated in the reasonably foreseeable future.

“Company IP Agreements” means all written agreements governing (a) the development, ownership, use, license, registration, disclosure or transfer of Intellectual Property by the Company or its Subsidiaries to third parties, and (b) the development, ownership, use, license, registration, disclosure or transfer of Intellectual Property by third parties to the Company or its Subsidiaries.

“Company Purchase Rights Shares” means the Company Common Shares issuable upon exercise of, and payment of the unpaid subscription amount of, the Company Purchase Rights.

“Company Software” means all Software (a) developed, configured or licensed by the Company or its Subsidiaries, and (b) material to the operation of the Business of the Company or its Subsidiaries, including all Software operated or used by the Company or its Subsidiaries in connection with processing customer or supplier orders, storing customer or supplier information, or storing, processing or archiving customer or supplier data.

“Control” means possession, directly or indirectly, of power to direct or cause the direction of the management or policies of a Person (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise). The terms or phrases “controlled by” and “under common control with” shall have the meanings correlative to the term “Control.”

“Controlled Group” means a group of corporations, partnerships or trades or businesses described in Sections 414(b), (c) or (m) of the Code, of which the Company is a member before the Closing Date.

“Employee Benefit Plan” means any of the following arrangements that is or was maintained or contributed to by the Company, any of its Subsidiaries or any other member of the Controlled Group, to which the Company or another member of the Controlled Group has an obligation to contribute or under which the Company, any of its Subsidiaries or any other member of the Controlled Group could reasonably be expected to have any Liability: (a) a nonqualified deferred compensation or retirement plan or arrangement which is an Employee Pension Benefit Plan; (b) a qualified defined contribution retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (c) a qualified defined benefit retirement plan or arrangement which is an Employee Pension Benefit Plan (including any Multiemployer Plan); (d) an Employee Welfare Benefit Plan or material fringe benefit plan or program; (e) any other policy, plan, program, arrangement or contract providing bonuses, stock, stock-based compensation, shares, share-based compensation, incentive or deferred compensation, or severance or supplemental retirement benefits; or (f) any employment or compensation agreements.

“Employee Pension Benefit Plan” has the meaning set forth in ERISA § 3(2).

“Employee Welfare Benefit Plan” has the meaning set forth in ERISA § 3(1).

“Environmental Claim” means any investigation, information request, notice, demand, allegation, action, suit, injunction, judgment, order, consent decree, penalty, fine, lien, proceeding, or claim (whether administrative, judicial, or private in nature) arising (a) pursuant to, or in connection with, an actual or alleged violation of or Liability under any Environmental Law, (b) in connection with any Hazardous Material, (c) from any Remedial Action or (d) from any actual or alleged damage, injury, threat, or harm to health, safety, natural resources, or the environment.

“Environmental Law(s)” means each and every Law, Governmental Order, or similar requirement of each and every Governmental Authority, pertaining to (i) the protection of human and employee health, safety, the environment, natural resources and wildlife, or (ii) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of, or exposure to, any Hazardous Material.

“Environmental Permit” means any permit, written approval, registration, application, identification number, license or other authorization required by or issued pursuant to any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations promulgated thereunder, as in effect from time to time.

“Escrow Agreement” means the Escrow Agreement in the form attached as Exhibit C hereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Ratio” means the quotient of (i) the Per Share Cash Election Consideration divided by (ii) the Assumed Share Value.

“Fully-Diluted Company Common Shares” means the aggregate number of (i) Company Common Shares issued and outstanding at the Effective Time plus (ii) Company Purchase Rights Shares issuable upon exercise of the Company Purchase Rights outstanding immediately prior to the Effective Time.

“Fully-Diluted Stockholder” means each holder of Company Common Shares and each holder of Company Purchase Rights.

“GAAP” means United States Generally Accepted Accounting Principles.

“Governmental Authority” means any United States or foreign federal, state or local government, governmental, regulatory or administrative authority, agency, board or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, summons, notice, complaint, judgment, injunction, decree, stipulation, determination or award issued or entered by or with any Governmental Authority.

“Hazardous Materials” means any substance which is defined or regulated as a hazardous substance, hazardous material, hazardous waste, substance, pollutant or contaminant under any Environmental Laws and also includes, without limitation, gasoline, petroleum products, petroleum byproducts, crude oil or any fraction thereof or any flammable material, explosives, radioactive materials, radon, asbestos, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to the Company and its Subsidiaries (on a consolidated basis), (a) all indebtedness thereof whether or not contingent, for borrowed money and any guarantees thereof, (b) all liabilities under capitalized leases; provided, in no event shall the leases relating to the Lyons, Georgia facility be deemed a capitalized lease, and (c) all accrued and unpaid interest and dividends and unpaid fees, expenses and premiums, penalties or amounts payable in connection with the payment or repayment of the foregoing, in each case calculated in accordance with GAAP and on a basis using the same methods, principals, practices and policies used in the preparation of the Audited Financial Statements.

“Intellectual Property” means any or all of the following and all worldwide rights in, arising out of, or associated therewith, whether registered or unregistered, as applicable (a) patents, patent applications and statutory invention registrations, inventions, invention disclosures and design rights (b) trademarks, service marks, domain names, and addresses, trade dress, logos, and other source identifiers, including registrations and applications for registration thereof, and any goodwill associated with the foregoing, (c) copyrights, including registrations and applications for registration thereof, (d) Software, and Internet website content, and (e) confidential and proprietary information, including trade secrets, know-how, manufacturing processes and methods, plans, designs, drawings, blue prints, formulae and technology in existence or under development, customer and supplier lists and other confidential business or technical data.

“Inventories” means all finished goods, work-in-progress, raw materials, packaging, supplies, spare parts and other inventory related to the Business maintained, held or stored by or for the Company or any Subsidiary for use in the Business.

“IRS” means the Internal Revenue Service.

“Law” means any federal, state, local or foreign statute, interpretation, common law, judgment, decree, ordinance, regulation, rule, code, order, other requirement or rule of law.

“Leased Real Property” means the real property leased, subleased or licensed to, or otherwise used or occupied by, the Company or any Subsidiary, together with, to the extent leased, subleased or licensed to, or otherwise used or occupied by, the Company or any Subsidiary, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Letter of Intent” means that certain letter between Parent, the Company and the other parties thereto dated December 16, 2005, as amended.

“Liability” or “Liabilities” means any and all Indebtedness, liabilities and obligations, whether accrued or fixed, absolute or contingent, unliquidated or otherwise, matured or unmatured, known or unknown or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Lien” means any security interest, pledge, hypothecation, mortgage, lien (including without limitation, environmental and tax liens), charge, encumbrance, proxy, voting trust, adverse claim reversion, reverter, preferential arrangement or restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Loss” or “Losses” means all damages, penalties, fees, costs, expenses, claims, judgments, injunctions, actions, suits, interest and dues.

“Material Adverse Effect” means any fact, event, circumstance, change in or effect on the Company or any Subsidiary of the Company or their respective businesses that, individually or in the aggregate with all other facts, events, circumstances, changes in or effects, the Company or any Subsidiary of the Company or their respective businesses: (i) is or is reasonably likely to be materially adverse to the business, assets and Liabilities, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole; (ii) is reasonably likely to materially adversely affect the ability of Parent to operate or conduct business in the manner in which it is currently operated or conducted by the Company or any Subsidiary; or (iii) will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement; provided, however, that none of the following shall in themselves (either alone or in combination with the other exceptions set forth below) constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) any change, effect or circumstance that arises by reason of a deterioration in the financial markets, the economy or the industries in which the Company and its Subsidiaries operate (whether in the United States, Canada or any foreign country in which they operate), (B) any change, effect or circumstance that is attributable to the disclosure of the fact that Parent is the prospective acquirer of the Company or the announcement or pendency of the transactions contemplated hereby; (C) any change effect or circumstance that directly arises out of action taken by Parent or any of its Affiliates; (D) any change, effect or circumstance arising from any change in accounting requirements or principles or any change in applicable laws; (E) any change, effect or circumstance arising from compliance with the terms of, or the taking of any action required by this Agreement; (F) any change, effect or circumstance attributable to any acts of war involving the United States or, hostilities or terrorist activity involving the United States, including, without limitation, any continuation or material worsening of hostilities involving the combat of terrorism or other national security issues involving the United States; or (G) the failure of the Company or any Subsidiary to meet the projections set forth in the Offering Memorandum delivered to Parent in November, 2005.

“Merger Cash Percentage” means the quotient of (1) the Aggregate Cash Election Amount divided by (2) the sum of (x) the Aggregate Cash Election Amount plus (y) the Related Cash Election Amount.

“Merger Consideration” means an amount equal to (i) $630,000,000 minus (ii) Net Indebtedness, minus (iii) the Transaction Costs, plus (iv) the unpaid amounts owed for subscribed shares and the unpaid aggregate exercise price of all other Company Purchase Rights outstanding immediately prior to the Effective Time.

“Multiemployer Plan” has the meaning set forth in ERISA § 3(37).

“Net Indebtedness” means the aggregate (a) Indebtedness minus (b) Cash, plus (c) the tax liabilities incurred or to be incurred by the Company or its Subsidiaries arising in connection with, or related to, the consummation of the Woodcraft Transaction and the Real Estate Disposition, calculated (with respect to clauses (a) and (b)) in each case as of the close of business on the Business Day immediately preceding the Closing Date.

“Non-Escrowed Merger Consideration” means an aggregate amount equal to (i) the Merger Consideration minus (ii) the Escrowed Merger Consideration.

“Option Agreements” means those certain option agreements between the Parent and each shareholder of Tres Investment Company and each shareholder of S. Byrl Ross Enterprises, Inc., in form and substance satisfactory to Parent.

“Ordinary Course of Business” means the ordinary course of business of the Company and its Subsidiaries consistent with past custom and practice (including with respect to quantity and frequency).

“Owned Real Property” means the real property owned by the Company or any Subsidiary, together with all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures thereon and all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent Material Adverse Effect” means any circumstance, change in or effect on Parent or any Subsidiary of Parent which will or would be reasonably likely to, prevent or materially impair the ability of any of the Parties to consummate the Merger or the other transactions contemplated by this Agreement.

“Per Share Cash Election Consideration” means an amount of cash equal to the quotient of (i) the Non-Escrowed Merger Consideration divided by (ii) the aggregate number of Fully-Diluted Company Common Shares outstanding at the Effective Time.

“Permitted Liens” shall mean all Liens (a) that are set forth on Schedule 10.14(B) hereto, (b) that arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (c) of carriers, warehousemen, mechanics, materialmen, landlords and other similar persons or otherwise imposed by law incurred in the Ordinary Course of Business for sums not yet delinquent or being contested in good faith, or (d) that relate to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security.

“Person” means any individual or corporation, company, partnership, trust, incorporated or unincorporated association, joint venture or other entity of any kind.

“Prohibited Transaction” has the meaning set forth in ERISA § 406 and Code § 4975.

“Real Estate Disposition” means the sale, prior to the Effective Time, by the Company to an affiliate of the Company of that certain real property located at (i) 170 Brighton Ave, Portland, Maine and (ii) 42 Main Street, Sanford, Maine.

“Real Property” means all Owned Real Property and Leased Real Property.

“Receivables” means any and all accounts receivable, notes and other amounts receivable by the Company or any Subsidiary from third parties.

“Related Cash Election Amount” means the aggregate amount of cash to be paid by Parent in the Related Mergers pursuant to the terms and conditions (including the shareholder elections set forth therein) of the respective merger agreements related thereto.

“Related Mergers” means, collectively, the merger of (i) S. Byrl Ross Enterprises, Inc., a West Virginia corporation, with and into an indirect, wholly-owned subsidiary of Parent (the “SB Ross Merger”) and (ii) Tres Investment Company, a West Virginia corporation, with and into an indirect, wholly-owned subsidiary of Parent (the “Tres Merger”), followed in each case by the merger of the respective surviving corporations with and into respective limited liability companies which are each an indirect, wholly-owned subsidiary of Parent.

“Related Pro Forma Stock Election Shares” means an aggregate amount equal to (i)(x) 240,000 times (y) the aggregate percentage of the merger consideration in the Tres Merger elected to be received in the form of Parent Shares pursuant to the terms and conditions of the merger agreement related thereto plus (ii)(x) 954,419 times (y) the aggregate percentage of the merger consideration in the SB Ross Merger elected to be received in the form of Parent Shares pursuant to the terms and conditions of the merger agreement related thereto.

“Related Stock Election Shares” means the aggregate number of Parent Shares to be issued by Parent in the Related Mergers pursuant to the terms and conditions of the respective merger agreements related thereto.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, dumping or disposing into the environment (including without limitation the abandonment or discarding of barrels, containers and other receptacles containing any Hazardous Material).

“Remedial Action” means all action to or costs incurred to (a) clean up, remove, dispose, transport, abate, treat or handle in any other way Hazardous Materials in the environment; (b) restore or reclaim the environment or natural resources; (c) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten public health or the environment; or (d) perform investigations, feasibility studies, corrective actions, closures and postremedial or postclosure studies, maintenance and monitoring.

“SB Ross Merger” has the meaning set forth in the definition of “Related Mergers”.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Software” shall mean computer software, programs, files and databases in any form, including all information contained therein, Internet web sites, content thereof, all rights associated with links and advertisements contained therein, source code, object code, operating systems, specifications, data, database management code, data formats, utilities, graphical user interfaces, methods of processing, software engines, platforms, encryption keys and other security features, all versions, conversions, updates, patches, corrections, enhancements and modifications thereof and all related documentation, developer notes, comments and annotations.

“Subsidiary” means, with respect to any Person, any other Person of which such first Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, a majority of the stock or other equity interests the holders of which are generally entitled to vote for the election of the Board of Directors or other governing body of such Person.

“Success Payments” means any management bonuses or payments due at or prior to the Effective Time (including any “stay,” “success” or similar payments) payable as a result of, or in connection with, the consummation of the transactions contemplated hereunder.

“Tax Return” means any report, return, estimate or other information required (including any attachments or schedules required to be attached to a such report, return, or other information) to be supplied to a taxing authority or a third party in connection with Taxes.

“Transaction Costs” means the aggregate amount of (i) all unpaid Success Payments, if any, due and owing or payable by the Company or its Subsidiaries at or following the Effective Time, plus (ii) all legal, accounting, broker, banker and other similar professional fees and costs due and owing or payable by the Company for itself or for the benefit of any Fully-Diluted Stockholder in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

“Tres Merger” has the meaning set forth in the definition of “Related Mergers”.

ARTICLE XI

HOLDERS REPRESENTATIVE

11.1 Appointment. The Company hereby irrevocably makes, constitutes and appoints Samuel B. Ross, II as its and its securityholders’ agent and representative (the “Holders Representative”) for all purposes under this Agreement and the Escrow Agreement. In the event of the death, resignation or incapacity of the Holders Representative, the Company shall promptly designate another Person to act as its and its securityholders’ agent and representative under this Agreement so that at all times there will be a Holders Representative with the authority provided in this Article XI. Such successor Holders Representative shall be designated by requisite vote of the stockholders of the Company (determined immediately prior to Closing), and such appointment shall become effective as to the successor Holders Representative when notice of such designation shall have been delivered to Parent.

11.2 Authorization. The Company hereby authorizes the Holders Representative, on its and the Fully-Diluted Stockholders’ behalf, to:

(a) Receive all notices or documents given or to be given to any of the Fully-Diluted Stockholders by Parent pursuant hereto or to the Escrow Agreement or in connection herewith or therewith and to receive and accept service of legal process in connection with any suit or proceeding arising under this Agreement or the Escrow Agreement;

(b) Deliver to Parent at the Closing all certificates and documents to be delivered to Parent by any of the Fully-Diluted Stockholders pursuant to this Agreement, together with any other certificates and documents executed by any of the Fully-Diluted Stockholders and deposited with the Holders Representative for such purpose;

(c) Engage counsel, and such accountants and other advisors for any of the Fully-Diluted Stockholders and incur such other expenses on behalf of any of the Fully-Diluted Stockholders in connection with this Agreement or the Escrow Agreement and the transactions contemplated hereby or thereby as the Holders Representative may in its sole discretion deem appropriate; and

(d) Take such action on behalf of any of the Fully-Diluted Stockholders as the Holders Representative may in its sole discretion deem appropriate in respect of:

(i) waiving any inaccuracies in the representations or warranties of Parent contained in this Agreement or in any document delivered by Parent pursuant hereto;

(ii) waiving the fulfillment of any of the conditions precedent to the Company’s obligations hereunder or pursuant to the Escrow Agreement;

(iii) taking such other action as the Holders Representative or any of the Fully-Diluted Stockholders is authorized to take under this Agreement or the Escrow Agreement;

(iv) receiving all documents or certificates and making all determinations, on behalf of any of the Fully-Diluted Stockholders, required under this Agreement or the Escrow Agreement;

(v) all such other matters as the Holders Representative may in its sole discretion deem necessary or appropriate to consummate this

Agreement or the Escrow Agreement and the transactions contemplated hereby and thereby; and

(vi) all such action as may be necessary after the Closing Date to carry out any of the transactions contemplated by this Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article VIII and any waiver of any obligation of Parent or the Surviving Entity.

All actions, decisions and instructions of the Holders Representative shall be conclusive and binding upon all of the Fully-Diluted Stockholders and no Fully-Diluted Stockholder nor any other Person shall have any claim or cause of action against the Holders Representative, and the Holders Representative shall have no Liability to any Fully-Diluted Stockholder or any other Person, for any action taken, decision made or instruction given by the Holders Representative in connection with the Escrow Agreement or this Agreement, except in the case of his own gross negligence or willful misconduct.

11.3 Irrevocable Binding Appointment. The appointment of the Holders Representative hereunder is irrevocable and any action taken by the Holders Representative pursuant to the authority granted in this Article XI shall be effective and absolutely binding on the Company and each stockholder thereof notwithstanding any contrary action of, or direction from, the Company or any Fully-Diluted Stockholder, except for actions taken by the Holders Representative which are in bad faith.

11.4 Parent’s Reliance. Parent shall not be obliged to inquire into the authority of the Holders Representative, and Parent shall be fully protected in dealing with the Holders Representative in good faith.

11.5 Binding Appointment. The provisions of this Agreement, including without limitation Article XI hereof, shall be binding upon each Fully-Diluted Stockholder and the executors, heirs, legal representatives and successors of each Fully-Diluted Stockholder, and any references in this Agreement to a Fully-Diluted Stockholder shall mean and include the successors to the Fully-Diluted Stockholders’ rights hereunder, whether pursuant to testamentary disposition, the laws of descent and distribution or otherwise.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement and Plan of Merger has been duly executed and delivered by the duly authorized officers of the Parties hereto and shall be effective as of the date first herein above written.

FORTUNE BRANDS, INC.

By:	/s/ Christopher J. Klein
	Name:	Christopher J. Klein
	Title:	Senior Vice President

BRIGHTSTAR ACQUISITION, LLC

By:	/s/ Christopher J. Klein
	Name:	Christopher J. Klein
	Title:	Senior Vice President

SBR, INC.

By:	/s/ Samuel B. Ross, II
	Name:	Samuel B. Ross, II
	Title:	Chairman

/s/ Samuel B. Ross, II
HOLDERS REPRESENTATIVE

ANNEX I

SBR Family LLC

Broughton Family Limited Partnership

Glen Arden Associates

William E. Hamb

Rector Family Limited Partnership

Robert M. Rector Revocable Trust

Redstone Partners, LLLP

Brownell Cochran

James M. Sutton, OAX Partners LLLP

Stuart Yarbrough

Samuel B. Ross II

Samuel B. Ross III

Sam Ross, Trustee dated 12/30/88

Susan Ross

Elizabeth M. Schuler

Janis R. Monroe, Trustee Jan & Chuck Monroe Family Trust

Charles P. Monroe, Trustee Jan & Chuck Monroe Family Trust